03032026

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Credit Suisse First Boston

*CURRENT ADDRESS Uetlibergstrasse 231
CH-8045
Zurich, Switzerland

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4705 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT: 9/10/03

SUPPLEMENT DATED
MAY 7, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED APRIL 29, 2003

Interim Financial Information

On May 6, 2003, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the three months ended March 31, 2003 and for the first quarter of 2003, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Annual and Quarterly Reporting — SEC Filings — Quarterly Reports" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects —Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.

Pershing Sale

On May 1, 2003, CSFB issued a press release concerning the completion of the sale of its Pershing unit to The Bank of New York Company, Inc., or BONY, for USD 2 billion in cash, the repayment of a USD 480 million subordinated loan and a contingent payment of up to USD 50 million based on future performance. CSFB and BONY entered into an agreement to sell Pershing on January 7, 2003. CSFB and Credit Suisse Group will receive in excess of USD 2.5 billion in liquidity and a significant improvement in capital adequacy. CSFB reported an after-tax loss of USD 250 million for this sale, and a charge for this expected loss was reflected in CSFB's and Credit Suisse Group's fourth quarter 2002 results. Due to closing adjustments, CSFB delivered entities with USD 645 million of equity rather than the USD 600 million originally contemplated.

ANNEX I

Credit Suisse First Boston reported a net profit of USD 161 million (CHF 221 million) in the first quarter of 2003, compared with a net loss of USD 811 million (CHF 1.3 billion) in the fourth quarter of 2002 and a net loss of USD 19 million (CHF 32 million) in the first quarter of 2002. Excluding the amortization of acquired intangible assets and goodwill, and, for the fourth quarter 2002, exceptional items and the cumulative effect of a change in accounting principle, net operating profit in the first quarter of 2003 was USD 292 million (CHF 400 million), compared with a net operating profit of USD 11 million (CHF 15 million) in the fourth quarter of 2002 and a net operating profit of USD 155 million (CHF 259 million) in the first quarter of 2002.

Credit Suisse First Boston business unit income statement [1]

in USD m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Operating income	**2,920**	2,361	3,277	24	(11)
Personnel expenses	**1,509**	1,068	1,808	41	(17)
Other operating expenses	**660**	802	775	(18)	(15)
Operating expenses	**2,169**	1,870	2,583	16	(16)
Gross operating profit	**751**	491	694	53	8
Depreciation of non-current assets	**94**	107	123	(12)	(24)
Valuation adjustments, provisions and losses	**128**	657	202	(81)	(37)
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**529**	(273)	369	–	43
Extraordinary income/(expenses), net	**0**	246	0	–	–
Taxes [2][3]	**(144)**	138	(81)	–	78
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**385**	111	288	247	34
Acquisition interest	**(63)**	(57)	(99)	11	(36)
Amortization of retention payments	**(80)**	(97)	(107)	(18)	(25)
Amortization of acquired intangible assets and goodwill	**(151)**	(209)	(213)	(28)	(29)
Exceptional items	**0**	(890)	0	(100)	–
Tax impact	**70**	169	112	(59)	(38)
Cumulative effect of change in accounting principle [3]	**–**	162	–	–	–
Net profit/(loss) before minority interests	**161**	(811)	(19)	–	–
Minority interests	**0**	0	0	–	–
Net profit/(loss)	**161**	(811)	(19)	–	–

See page 22 for footnotes.

Reconciliation to net operating profit

in USD m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Net profit/(loss)	**161**	(811)	(19)	–	–
Amortization of acquired intangible assets and goodwill	**151**	209	213	(28)	(29)
Exceptional items	**0**	890	0	(100)	–
Tax impact	**(20)**	(115)	(39)	(83)	(49)
Cumulative effect of change in accounting principle	**–**	(162)	–	–	–
Net operating profit	**292**	11	155	–	88

Credit Suisse First Boston business unit income statement [1]

in CHF m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Operating income	**4,001**	3,401	5,505	18	(27)
Personnel expenses	**2,067**	1,512	3,037	37	(32)
Other operating expenses	**904**	1,184	1,302	(24)	(31)
Operating expenses	**2,971**	2,696	4,339	10	(32)
Gross operating profit	**1,030**	705	1,166	46	(12)
Depreciation of non-current assets	**130**	156	207	(17)	(37)
Valuation adjustments, provisions and losses	**176**	993	338	(82)	(48)
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**724**	(444)	621	–	17
Extraordinary income/(expenses), net	**0**	383	0	(100)	–
Taxes [2] [3]	**(197)**	220	(137)	–	44
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**527**	159	484	231	9
Acquisition interest	**(86)**	(80)	(167)	8	(49)
Amortization of retention payments	**(110)**	(142)	(179)	(23)	(39)
Amortization of acquired intangible assets and goodwill	**(206)**	(308)	(357)	(33)	(42)
Exceptional items	**0**	(1,389)	0	(100)	–
Tax impact	**96**	254	187	(62)	(49)
Cumulative effect of change in accounting principle [2]	**–**	254	–	–	–
Net profit/(loss) before minority interests	**221**	(1,252)	(32)	–	–
Minority interests	**0**	0	0	–	–
Net profit/(loss)	**221**	(1,252)	(32)	–	–

[1] The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interests, have been reclassified in the segment and business unit results and are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group's consolidated results. For a complete reconciliation of the business unit results to the Group's consolidated results and a discussion of the material reconciling items, please refer to "Reconciliation of operating to consolidated results". [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes of CHF 22 m (USD 14 m) for 4Q2002 and would not have had an impact on the taxes reported for 1Q2002. [3] Excluding tax impact on acquisition-related costs as well as exceptional items.

Reconciliation to net operating profit

in CHF m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Net profit/(loss)	**221**	(1,252)	(32)	–	–
Amortization of acquired intangible assets and goodwill	**206**	308	357	(33)	(42)
Exceptional items	**0**	1,389	0	(100)	–
Tax impact	**(27)**	(176)	(66)	(85)	(59)
Cumulative effect of change in accounting principle	**–**	(254)	–	–	–
Net operating profit	**400**	15	259	–	54

Credit Suisse First Boston business unit key information

based on CHF amounts	1Q2003	4Q2002	1Q2002
Cost/income ratio [1]	**82.0%**	97.4%	88.5%
Cost/income ratio (operating) [2]	**77.5%**	83.9%	82.6%
Return on average allocated capital [1]	**6.9%**	(36.1%)	(0.9%)
Return on average allocated capital (operating) [2]	**12.4%**	0.4%	6.9%
Average allocated capital in CHF m	**12,889**	13,864	14,913
Pre-tax margin [1]	**8.2%**	(52.0%)	(1.5%)
Pre-tax margin (operating) [2]	**13.2%**	(8.3%)	5.0%
Personnel expenses/operating income [1]	**55.6%**	57.1%	60.2%
Personnel expenses/operating income (operating) [2]	**51.7%**	44.5%	55.2%

	31.03.03	31.12.02
Number of employees	**19,218**	23,424

[1] Based on the business unit results including certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments. Please refer to "Reconciliation of operating to consolidated results". [2] Based on the results of the separate segments comprising the business unit, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments. Please refer to "Reconciliation of operating to consolidated results".

First quarter 2003 operating income increased 24% compared with the fourth quarter of 2002 to USD 2.9 billion (CHF 4.0 billion), primarily as a result of a 39% increase in the operating income of the Institutional Securities segment. Compared with the first quarter of 2002, Credit Suisse First Boston's operating income decreased 11%, with the Institutional Securities segment down 5%, reflecting challenging conditions in the mergers and acquisitions and equity new issuance markets. Excluding Pershing, operating income increased 34% compared with the fourth quarter of 2002 and declined 5% compared with the first quarter of 2002.

For the first quarter of 2003, Pershing's net result of USD 15 million (CHF 21 million) was reported within the operating income of the CSFB Financial Services segment. Pershing's fourth and first quarter 2002 operating income was USD 195 million (CHF 284 million) and USD 231 million (CHF 388 million), respectively. The fourth and first quarter of 2002 operating expenses for Pershing were USD 156 million (CHF 229 million) and USD 169 million (CHF 284 million), respectively. The sale of Pershing to The Bank of New York Company, Inc. closed on May 1, 2003.

Cost control continues to be a priority, and Credit Suisse First Boston significantly improved its pre-tax margin in the first quarter of 2003 compared with the fourth and first quarter of 2002. Excluding Pershing, operating expenses increased 27% on a rise in incentive compensation linked to improved performance, compared with an unusually low fourth quarter of 2002. Compared to the first quarter of 2002, and excluding Pershing, operating expenses declined 10%, due to a 12% reduction in headcount and cost containment measures. Credit Suisse First Boston is continuing to take measures to bring costs in line with operating income.

First quarter 2003 valuation adjustments, provisions and losses of USD 128 million (CHF 176 million) decreased 81% and 37%, respectively, compared with the fourth and first quarter of 2002. The first quarter of 2003 included a charge of USD 22 million (CHF 30 million) for credit provisions related to the risk of loss inherent in the portfolio of non-impaired loans and commitments compared with a similar charge of USD 340 million (CHF 530 million) in the fourth quarter of 2002 related to a change in estimate for the inherent loss in this portfolio. In the fourth quarter of 2002, Credit Suisse Group released a portion of its reserve for general

Overview of business unit Credit Suisse First Boston [1]

1Q2003	in USD m Institutional Securities	CSFB Financial Services	Credit Suisse First Boston	in CHF m Institutional Securities	CSFB Financial Services	Credit Suisse First Boston
Operating income	2,616	304	**2,920**	3,585	416	**4,001**
Personnel expenses	1,361	148	**1,509**	1,864	203	**2,067**
Other operating expenses	574	86	**660**	787	117	**904**
Operating expenses	1,935	234	**2,169**	2,651	320	**2,971**
Gross operating profit	681	70	**751**	934	96	**1,030**
Depreciation of non-current assets	86	8	**94**	119	11	**130**
Valuation adjustments, provisions and losses	112	16	**128**	154	22	**176**
Net operating profit before extraordinary items, acquisition-related costs and taxes	483	46	**529**	661	63	**724**
Extraordinary income/(expenses), net	0	0	**0**	0	0	**0**
Taxes [2]	(135)	(9)	**(144)**	(185)	(12)	**(197)**
Net operating profit before acquisition-related costs	348	37	**385**	476	51	**527**
Acquisition interest			**(63)**			**(86)**
Amortization of retention payments			**(80)**			**(110)**
Amortization of acquired intangible assets and goodwill			**(151)**			**(206)**
Tax impact			**70**			**96**
Net profit			**161**			**221**
Average allocated capital	9,092	433	9,360	12,519	595	12,889

[1] The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interests, have been reclassified in the segment and business unit results and are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group's consolidated results. For a complete reconciliation of the business unit results to the Group's consolidated results and a discussion of the material reconciling items, please refer to "Reconciliation of operating to consolidated results". [2] Excluding tax impact on acquisition-related costs.

banking risks, allocating USD 245 million (CHF 382 million) of this release to Credit Suisse First Boston to offset the after-tax impact of this change in estimate of the inherent loan loss. This release was reported as extraordinary income in the Group's consolidated financial statements. Excluding the provision for non-impaired loans and commitments, valuation adjustments, provisions and losses in the first quarter of 2003 declined 66% compared with the fourth quarter of 2002 and 47% compared with the first quarter of 2002. In line with a lower level of corporate credit provisions, impaired loans at the end of the first quarter of 2003 declined 6% on a US dollar basis compared to December 31, 2002, as a result of the impact of held for sale real estate loans presented on the basis of lower of cost or market net of related credit provisions, which, effective March 31, 2003, were no longer reported within the impaired loan exposure. Real estate loans of USD 541 million (CHF 752 million) were included in the impaired loan exposure as of December 31, 2002.

The fourth quarter of 2002 included pre-tax exceptional items of USD 890 million (CHF 1.4 billion), or USD 813 million (CHF 1.3 billion) after tax, consisting of a loss related to the sale of Pershing, a charge related to the agreement in principle with US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers (a settlement of which was recently finalized), a provision for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation, and a charge related to a cost reduction program. Additionally, the fourth quarter of 2002 reflected the positive cumulative effect of a change in accounting principle for periods prior to 2002 of USD 162 million (CHF 254 million) relating to the recognition of deferred tax assets on net operating losses.

Assets under management, including private equity, totaled USD 364.4 billion (CHF 496.7 billion) as of March 31, 2003, down 2.2% on a US dollar basis from December 31, 2002, primarily due to market depreciation. Discretionary assets under management as of March 31, 2003, totaled USD 227.3 billion (CHF 309.9 billion), a decrease of 2.9% on a US dollar basis from December 31, 2002. Advisory assets under management as of March 31, 2003, totaled USD 137.1 billion (CHF 186.8 billion), a decrease of 0.9% on a US dollar basis from December 31, 2002.

Institutional Securities income statement [1]

in USD m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Fixed Income [2]	**1,422**	587	1,269	142	12
Equity	**602**	562	855	7	(30)
Investment Banking [3]	**545**	936	741	(42)	(26)
Other [2,3]	**47**	(208)	(124)	–	–
Operating income	**2,616**	1,877	2,741	39	(5)
Personnel expenses	**1,361**	831	1,550	64	(12)
Other operating expenses	**574**	641	618	(10)	(7)
Operating expenses	**1,935**	1,472	2,168	31	(11)
Gross operating profit	**681**	405	573	68	19
Depreciation of non-current assets	**86**	81	102	6	(16)
Valuation adjustments, provisions and losses	**112**	664	199	(83)	(44)
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**483**	(340)	272	–	78
Extraordinary income/(expenses), net	**0**	246	0	(100)	–
Taxes [4]	**(135)**	157	(54)	–	150
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**348**	63	218	452	60

[1] Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. [2] Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other. [3] Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other. [4] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes of USD 33 m for 4Q2002 and would not have had an impact on the taxes reported for 1Q2002.

Institutional Securities

The Institutional Securities segment reported a segment profit of USD 348 million (CHF 476 million) in the first quarter of 2003, compared with USD 63 million (CHF 88 million) in the fourth quarter of 2002 and USD 218 million (CHF 367 million) in the first quarter of 2002. First quarter operating income of USD 2.6 billion (CHF 3.6 billion) increased 39% compared with the fourth quarter of 2002. The increase reflected improved results in the Fixed Income division and lower write-downs related to the non-continuing businesses in the Other division. This increase was partially offset by a decline in Investment Banking's operating income, due, in part, to the inclusion of a gain in the fourth quarter 2002 operating income resulting from the sale of an investment in Swiss Re. Compared with the first quarter of 2002, operating income declined 5%. Both the Equity and Investment Banking divisions were adversely impacted by weak market conditions. Operating expenses in the first quarter of 2003 increased 31% compared with the fourth quarter of 2002, reflecting the unusually low personnel expenses in the fourth quarter of 2002, and decreased 11% compared with the first quarter of 2002. First quarter 2003 valuation adjustments, provisions and losses were 83% and 44% lower than the fourth and first quarters of 2002, respectively.

For consistency, the results of certain legacy private equity investments, including investments in mature third-party leverage buyout funds which had been monitored and reported separately within the Investment Banking division, were formally transferred to the Other division in the first quarter of 2003. Accordingly, the operating income of the Investment Banking and Other divisions were reclassified for all periods presented to reflect management's determination to report results from the non-continuing businesses in the Other division.

Fixed Income's ➲ operating income for the first quarter of 2003 increased 142% compared with the fourth quarter of 2002 to USD 1.4 billion (CHF 1.9 billion). The increase was primarily driven by secondary trading in the developed markets credit products business, the seasonal impact of increased customer flow and increased mortgage activity. Additionally, fourth quarter 2002 credit products results were adversely impacted by a write-down on notes issued by affiliates of National Century Financial Enterprises, Inc. First quarter 2003 increases were also recorded in interest rate derivatives, due to a favorable environment with a steep yield curve and increased volatility, and in the leveraged

Institutional Securities income statement [1]

in CHF m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Fixed Income [2]	**1,948**	806	2,132	142	(9)
Equity	**825**	806	1,437	2	(43)
Investment Banking [3]	**748**	1,394	1,245	(46)	(40)
Other [2,3]	**64**	(312)	(210)	–	–
Operating income	**3,585**	2,694	4,604	33	(22)
Personnel expenses	**1,864**	1,166	2,603	60	(28)
Other operating expenses	**787**	947	1,039	(17)	(24)
Operating expenses	**2,651**	2,113	3,642	25	(27)
Gross operating profit	**934**	581	962	61	(3)
Depreciation of non-current assets	**119**	117	171	2	(30)
Valuation adjustments, provisions and losses	**154**	1,006	333	(85)	(54)
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**661**	(542)	458	–	44
Extraordinary income/(expenses), net	**0**	383	0	(100)	–
Taxes [4]	**(185)**	247	(91)	–	103
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**476**	88	367	441	30

[1] Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. [2] Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other. [3] Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other. [4] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes of CHF 49 m for 4Q2002 and would not have had an impact on the taxes reported for 1Q2002.

and bank finance business. First quarter 2003 operating income increased 12% compared with the first quarter of 2002, primarily due to an increase in the interest rate products business, particularly in the derivatives area, reflecting a favorable interest rate environment and increased client demand following the decline in the equity markets in early 2002.

First quarter 2003 operating income of the **Equity** division ➲ increased 7% compared with the fourth quarter of 2002 to USD 602 million (CHF 825 million). The increase was principally related to options and structured products derivatives transactions, which benefited from an increase in customer volume compared with relatively low demand during the fourth quarter of 2002. Convertible trading activity also increased in the first quarter of 2003 due to renewed investor interest. Partially offsetting these increases was a decline in the cash customer business, which was adversely impacted by declines in volume, general margin compression and a decrease in equity new issuance activity. Compared with the first quarter of 2002, operating income decreased 30% due to declines in the cash customer business, principally in the United States, for the reasons cited previously. Operating income from derivatives activity was in line with the first quarter of 2002. Despite the challenging market, rankings in research, sales and trading generally remained consistent or improved.

Investment Banking's ➲ first quarter 2003 operating income, which includes private equity, ➲ declined 42% versus the fourth quarter 2002 to USD 545 million (CHF 748 million). The decline was principally attributable to a gain reported in the fourth quarter of 2002 on the sale of an investment in Swiss Re of USD 309 million (CHF 473 million), with the remainder principally attributable to a decrease in equity new issuance revenue. Globally, equity new issuance activity in the reporting period declined 24% compared with the fourth quarter of 2002, but Credit Suisse First Boston continued to exhibit strength in the middle-market sector. Operating income from mergers and acquisitions was comparable to the fourth quarter of 2002, despite a 19% decline in global merger and acquisition industry volume. Results from the leverage and bank finance business benefited from a 60% increase in global high-yield new issuance activity and an increase in market share. High-yield new issuance market share increased from 12% for the fourth quarter of 2002 to 22% for the first quarter of 2003, and Credit Suisse First Boston retained its number one ranking in global high-yield new issuances. First quarter 2003 operating income decreased 26% compared with the first quarter of 2002,



Institutional Securities balance sheet information

in CHF m	31.03.03	31.12.02
Total assets	**621,288**	588,904
Total assets in USD m	**455,757**	423,611
Due from banks	**213,537**	198,511
of which securities lending and reverse repurchase agreements	**157,899**	156,234
Due from customers	**125,552**	114,775
of which securities lending and reverse repurchase agreements	**53,376**	57,435
Mortgages	**14,841**	14,825
Securities and precious metals trading portfolios	**174,533**	163,480
Due to banks	**317,781**	292,449
of which securities borrowing and repurchase agreements	**120,453**	123,017
Due to customers, other	**116,926**	109,980
of which securities borrowing and repurchase agreements	**64,269**	66,864

Institutional Securities key information

based on CHF amounts	1Q2003	4Q2002	1Q2002
Cost/income ratio [1]	**77.3%**	82.8%	82.8%
Average allocated capital in CHF m	**12,519**	13,438	14,188
Pre-tax margin [1]	**18.4%**	(5.9%)	9.9%
Personnel expenses/operating income [1]	**52.0%**	43.3%	56.5%

	31.03.03	31.12.02
Number of employees	**16,332**	16,524

[1] Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

which included a USD 110 million (CHF 185 million) gain on the sale of an investment in Swiss Re, reflecting mainly the impact of a decline in merger and acquisition and equity new issuance operating income. Industry-wide global new issuance activity declined 52% compared with the first quarter of 2002.

Active private equity investments net gains (both realized and unrealized gains and losses) were USD 30 million (CHF 41 million) in the first quarter of 2003, compared with net gains of USD 347 million (CHF 533 million) in the fourth quarter of 2002 and net gains of USD 55 million (CHF 92 million) in the first quarter of 2002, including gains from the sale of an investment in Swiss Re. Management and performance fees were USD 44 million (CHF 60 million) in the first quarter of 2003, compared with USD 50 million (CHF 73 million) in the fourth quarter of 2002 and USD 59 million (CHF 99 million) in the first quarter of 2002. The book value of the active private equity investments was USD 858 million (CHF 1.2 billion) and fair value was USD 902 million (CHF 1.2 billion) as of March 31, 2003.

First quarter 2003 operating income for the **Other** division was USD 47 million (CHF 64 million), compared with operating losses of USD 208 million (CHF 312 million) and USD 124 million (CHF 210 million) in the fourth and first quarters of 2002, respectively. The increase in operating income was principally related to fewer write-downs on the non-continuing businesses, which include real estate, distressed trading and private equity investments. The aggregate operating loss related

CSFB Financial Services income statement [1]

in USD m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Net interest income	**12**	46	49	(74)	(76)
Net commission and service fee income	**246**	425	438	(42)	(44)
Net trading income	**25**	19	31	32	(19)
Other ordinary income	**21**	(6)	18	–	17
Operating income	**304**	484	536	(37)	(43)
Personnel expenses	**148**	237	258	(38)	(43)
Other operating expenses	**86**	161	157	(47)	(45)
Operating expenses	**234**	398	415	(41)	(44)
Gross operating profit	**70**	86	121	(19)	(42)
Depreciation of non-current assets	**8**	26	21	(69)	(62)
Valuation adjustments, provisions and losses	**16**	(7)	3	–	433
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**46**	67	97	(31)	(53)
Extraordinary income/(expenses), net	**0**	0	0	–	–
Taxes [2]	**(9)**	(19)	(27)	(53)	(67)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**37**	48	70	(23)	(47)

[1] Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 4Q2002 and 1Q2002.

to all non-continuing legacy businesses in the first quarter of 2003 was USD 42 million (CHF 57 million) compared with USD 272 million (CHF 401 million) and USD 202 million (CHF 339 million) in the fourth and first quarters of 2002, respectively. Credit Suisse First Boston continues to reduce the net exposure of the non-continuing portfolio as market conditions permit. As of March 31, 2003, the net exposure of the entire non-continuing portfolio, including unfunded commitments on the real estate portfolio, was USD 2.7 billion (CHF 3.7 billion), a decrease of USD 303 million (CHF 495 million) compared with December 31, 2002.

CSFB Financial Services

CSFB Financial Services reported a segment profit of USD 37 million (CHF 51 million) for the first quarter of 2003, a decline of 23% compared with the fourth quarter of 2002 and 47% compared with the first quarter of 2002. Operating income for the first quarter of 2003 was USD 304 million (CHF 416 million), down 37% and 43% from the fourth and first quarters of 2002, respectively, and operating expenses declined 41% and 44%, respectively. Excluding Pershing, operating income was flat compared with the fourth quarter of 2002 and decreased 5% compared with the first quarter of 2002.

Credit Suisse Asset Management's ➲ operating income in the first quarter of 2003 was flat compared to the fourth quarter of 2002. Operating income compared with the first quarter of 2002 declined as a result of market depreciation and asset outflows. Assets under management decreased USD 5.3 billion (CHF 15.2 billion), or 1.8%, compared with December 31, 2002 to USD 291.7 billion (CHF 397.6 billion) due to market declines and a net USD 3.8 billion (CHF 5.2 billion) outflow of assets. Discretionary assets under management decreased USD 5.8 billion (CHF 13.4 billion) compared with December 31, 2002.

Private Client Services' ➲ operating income for the first quarter of 2003 was flat compared with the fourth quarter of 2002 despite a 5.6% decrease in assets under management on a US dollar basis. Compared with the first quarter of 2002, operating income declined, reflecting the weak equity markets. Decreased customer debit balances adversely impacted net interest income and lower trading activity and assets under management resulted in decreased commission and service fee income. Customer debit balances averaged USD 539 million in the first quarter of 2003 compared with USD 637 million and USD 839 million in the fourth and first quarters of 2002, respectively. Total transactions in the first quarter of 2003 totaled 316,900, down from 325,700 and 393,400 in the fourth and first quarters of 2002, respectively. Private Client Services' net new

CSFB Financial Services income statement [1]

in CHF m	1Q2003	4Q2002	1Q2002	Change in % from 4Q2002	Change in % from 1Q2002
Net interest income	**16**	67	82	(76)	(80)
Net commission and service fee income	**337**	625	737	(46)	(54)
Net trading income	**34**	26	52	31	(35)
Other ordinary income	**29**	(11)	30	–	(3)
Operating income	**416**	707	901	(41)	(54)
Personnel expenses	**203**	346	434	(41)	(53)
Other operating expenses	**117**	237	263	(51)	(56)
Operating expenses	**320**	583	697	(45)	(54)
Gross operating profit	**96**	124	204	(23)	(53)
Depreciation of non-current assets	**11**	39	36	(72)	(69)
Valuation adjustments, provisions and losses	**22**	(13)	5	–	340
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**63**	98	163	(36)	(61)
Extraordinary income/(expenses), net	**0**	0	0	–	–
Taxes [2]	**(12)**	(27)	(46)	(56)	(74)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**51**	71	117	(28)	(56)

[1] Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 4Q2002 and 1Q2002.

assets were USD 1.1 billion (CHF 1.5 billion) for the first quarter of 2003.

On a net basis, the first quarter 2003 after-tax operating results of **Pershing** decreased compared with the fourth and first quarters of 2002. During the first quarter of 2003, trades per day averaged 123,000 compared with 122,600 and 134,300 during the fourth and first quarters of 2002, respectively. In the first quarter of 2003, customer debit balances averaged USD 4.8 billion compared with USD 4.2 billion and USD 4.9 billion in the fourth and first quarters of 2002, respectively.

CSFB Financial Services key information

based on CHF amounts	1Q2003	4Q2002	1Q2002
Cost/income ratio [1]	**79.6%**	88.0%	81.4%
Average allocated capital in CHF m	**595**	701	1,098
Pre-tax margin [1]	**15.1%**	13.9%	18.1%
Personnel expenses/operating income [1]	**48.8%**	48.9%	48.2%
Net new assets Credit Suisse Asset Management in CHF bn (discretionary)	**(5.2)**	(8.7)	(3.9)
Net new assets Private Client Services in CHF bn	**1.5**	2.7	3.1
Growth in assets under management	**(4.2%)**	(2.7%)	(5.3%)
Growth in discretionary assets under management –			
Credit Suisse Asset Management	**(4.8%)**	(4.6%)	(1.3%)
of which net new assets	**(1.9%)**	(3.0%)	(1.1%)
of which market movement and structural effects	**(2.9%)**	(1.6%)	(0.2%)
of which acquisitions/(divestitures)	**–**	–	–
Growth in net new assets Private Client Services	**2.1%**	3.6%	3.2%

	31.03.03	31.12.02
Assets under management in CHF bn	**465.9**	486.5
of which Credit Suisse Asset Management	**397.6**	412.8
of which Private Client Services	**66.3**	71.7
Discretionary assets under management in CHF bn	**281.9**	297.2
of which Credit Suisse Asset Management	**265.3**	278.7
of which mutual funds distributed	**104.9**	106.5
of which Private Client Services	**16.6**	18.5
Advisory assets under management in CHF bn	**184.0**	189.3
Number of employees	**2,886**	6,900

[1] Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Reconciliation of operating to consolidated results

The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied to the presentation of segment results, including business unit results. For a description of these reporting principles, please refer to "Operating and Financial Review - Reporting Principles" in the Group's 2002 Annual Report. The business unit results reflect the results of the separate segments constituting the respective business units as well as certain acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principle that are not allocated to the segments. The business unit results also include certain other reclassifications that are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group's consolidated results.

The acquisition-related costs and exceptional items excluded from the segment results and from the business unit operating basis results shown below include, among other items, acquisition interest, amortization of retention payments, amortization of acquired intangible assets and goodwill and the exceptional items described in the reviews of business unit results and in the footnotes to the reconciliation tables. The reclassifications shown for the Credit Suisse Financial Services business unit reflect the amortization of acquired intangible assets and goodwill, and for the fourth quarter of 2002, exceptional items and the cumulative effect of a change in accounting principle. The reclassifications shown in the Credit Suisse First Boston business unit reflect acquisition-related costs, and for the fourth quarter 2002, exceptional items and the cumulative effect of a change in accounting principle. Acquisition-related costs and exceptional items are excluded from the business unit operating results because management believes that this enables management and investors to assess the operating results or "cash earnings" and key performance indicators of the business. The effect of the change in accounting principle has been excluded from the business unit operating results to the extent that the positive current-period tax benefits resulted from prior-period losses.

The results presented in the column "Adjustments including Corporate Center" include the parent company operations, including Group financing initiatives as well as income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, this column includes consolidation adjustments and adjustments to segment accounts related to management reporting policies and the reversal of certain reclassifications made in the business units.

The adjustments made for the Credit Suisse Financial Services business unit results include valuation adjustments, provisions and losses. This adjustment

	Credit Suisse Financial Services			Credit Suisse First Boston				
1Q2003, in CHF m	Operating basis	Re-classifi-cations	Re-classified basis	Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center	Credit Suisse Group
Operating income	3,393		3,393	4,001	(86) [1]	3,915	(284)	7,024
Personnel expenses	1,369		1,369	2,067	110 [1]	2,177	93	3,639
Other operating expenses	779		779	904		904	(302)	1,381
Operating expenses	2,148		2,148	2,971		3,081	(209)	5,020
Gross operating profit	1,245		1,245	1,030		834	(75)	2,004
Depreciation of non-current assets	220		220	130		130	70	420
Amortization of acquired intangible assets and goodwill	–	25 [2]	25	–	206 [1]	206	1	232
Valuation adjustments, provisions and losses	81		81	176		176	(24)	233
Profit before extraordinary items and taxes	944		919	724		322	(122)	1,119
Extraordinary income/(expenses), net	7		7	0		0	(56)	(49)
Taxes	(253)	1	(252)	(197)	96	(101)	(25)	(378)
Net profit before minority interests	698		674	527		221	(203)	692
Minority interests		(8)	(8)		0	0	(32)	(40)
Net profit			666			221	(235)	652

[1] Reflects acquisition interest of CHF 86 m allocated to operating income, amortization of retention payments of CHF 110 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 206 m. [2] Reflects acquisition-related costs of CHF 25 m allocated to amortization of acquired intangible assets and goodwill.

RECONCILIATION OF OPERATING TO CONSOLIDATED RESULTS

	Credit Suisse Financial Services			Credit Suisse First Boston				
4Q2002, in CHF m	Operating basis	Re-classifi-cations	Re-classified basis	Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center	Credit Suisse Group
Operating income	3,517		3,517	3,401	(80)[1]	3,321	(443)	6,395
Personnel expenses	1,405	3 [2]	1,408	1,512	384 [1][3]	1,896	160	3,464
Other operating expenses	897	(1)[2]	896	1,184		1,184	(433)	1,647
Operating expenses	2,302		2,304	2,696		3,080	(273)	5,111
Gross operating profit	1,215		1,213	705		241	(170)	1,284
Depreciation of non-current assets	318	16 [2]	334	156		156	144	634
Amortization of acquired intangible assets and goodwill	–	92 [2][4]	92	–	308 [1]	308	3	403
Valuation adjustments, provisions and losses	105		105	993	984 [3]	1,977	342	2,424
Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	792		682	(444)		(2,200)	(659)	(2,177)
Extraordinary income/(expenses), net	24		24	383	(163)[3]	220	125	369
Cumulative effect of change in accounting principle	–	266 [5]	266	–	254 [5]	254	0	520
Taxes	(332)	14	(318)	220	254	474	162	318
Net profit/(loss) before minority interests	484		654	159		(1,252)	(372)	(970)
Minority interests		51	51		0	0	(31)	20
Net profit/(loss)			705			(1,252)	(403)	(950)

[1] Reflects acquisition interest of CHF 80 m allocated to operating income, amortization of retention payments of CHF 142 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m. [2] Reflects exceptional items totaling CHF 73 m (CHF 60 m net of tax) in respect of focusing the European initiative on private banking clients allocated as follows: CHF 3 m to personnel expenses, CHF –1 m to operating expenses, CHF 16 m to depreciation of non-current assets and CHF 55 m to amortization of acquired intangible assets and goodwill. [3] Reflects exceptional items of CHF 1,389 m (CHF 1,269 m net of tax) allocated as follows: CHF 242 m to personnel expenses, CHF 984 m to valuation adjustments, provisions and losses and CHF 163 m to extraordinary expenses. [4] Reflects acquisition-related costs of CHF 37 m allocated to amortization of acquired intangible assets and goodwill. [5] Reflects the cumulative effect of a change in accounting principle related to the recognition of deferred tax assets on net operating losses for Credit Suisse Financial Services of CHF 266 m and Credit Suisse First Boston of CHF 254 m.

reflects the difference between the expected credit provisions recorded by Credit Suisse Financial Services' banking segments and the actual credit provisions for the year, and also includes a charge relating to an adjustment in the method of estimating inherent losses related to lending activities in the fourth quarter of 2002. The impact of this charge, after tax, was fully offset by a release from the reserve for general banking risks, which was recorded as extraordinary income at Credit Suisse Group.

The reclassifications made for the Credit Suisse First Boston business unit results include, among others, the deduction from other operating expenses of brokerage, execution and clearing expenses of Credit Suisse First Boston, reclassified as a reduction of operating income; the deduction from other operating expenses of contractor costs of Credit Suisse First Boston, reclassified as an addition to personnel expenses; and the addition to operating income of expenses related to certain redeemable preferred securities of Credit Suisse First Boston, reclassified as minority interests. Credit Suisse First Boston's brokerage, execution and clearing expenses and contractor costs are presented in a manner that brings them in line with its US competitors in the investment banking industry and makes it easier for investors to compare the Credit Suisse First Boston business unit's operating expenses with those of its competitors. Swiss GAAP does not permit the Group to report brokerage, execution and clearing expenses and contractor costs as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston, issued by consolidated special purpose entities, as an expense reducing its operating income, is intended to more fairly present the operating results from its core businesses.

1Q2002, in CHF m	Credit Suisse Financial Services Operating basis	Re-classifi-cations	Re-classified basis	Credit Suisse First Boston Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center	Credit Suisse Group
Operating income	3,306		3,306	5,505	(167)[1]	5,338	(314)	8,330
Personnel expenses	1,443		1,443	3,037	179 [1]	3,216	178	4,837
Other operating expenses	814		814	1,302		1,302	(455)	1,661
Operating expenses	2,257		2,257	4,339		4,518	(277)	6,498
Gross operating profit	1,049		1,049	1,166		820	(37)	1,832
Depreciation of non-current assets	205		205	207		207	69	481
Amortization of acquired intangible assets and goodwill		29 [2]	29		357 [1]	357	(1)	385
Valuation adjustments, provisions and losses	99		99	338		338	34	471
Profit/(loss) before extraordinary items and taxes	745		716	621		(82)	(139)	495
Extraordinary income/(expenses), net	(3)		(3)	0		0	(2)	(5)
Taxes	(120)	1	(119)	(137)	187	50	(18)	(87)
Net profit/(loss) before minority interests	622		594	484		(32)	(159)	403
Minority interests		(2)	(2)		0	0	(33)	(35)
Net profit/(loss)			592			(32)	(192)	368

[1] Reflects acquisition interest of CHF 167 m allocated to operating income, amortization of retention payments of CHF 179 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 357 m. [2] Reflects acquisition-related costs of CHF 29 m allocated to amortization of acquired intangible assets and goodwill.

03 AUG 25 7:21

SUPPLEMENT DATED
AUGUST 15, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED APRIL 29, 2003

Interim Financial Information

On August 15, 2003, we published interim financial information for the six months ended June 30, 2003, which is included in this supplement as Annex I.

On August 5, 2003, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the six months ended June 30, 2003 and for the second quarter of 2003, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex II. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Annual and Quarterly Reporting — SEC Filings — Quarterly Reports" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects —Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.

ANNEX I

CREDIT SUISSE | FIRST BOSTON

Financial information as at and for the six months ended 30 June 2003

The financial results of CSFB Legal Entity ("the Bank") are attached, as published in the Swiss Commercial Gazette ("Schweizerisches Handelsamtsblatt") on Friday 15 August 2003.

Certain activities of Credit Suisse Group are part of the Bank but not part of the business of CSFB, and certain activities of CSFB Business Unit are not part of the Bank but are part of other Group entities. As a result, the attached results of the Bank may differ from the CSFB financial data included in the CSG Quarterly Report Q2 2003.

Bank's registered address:
Credit Suisse First Boston
Uetlibergstrasse 231
Post Office Box 900
CH-8070 Zurich

15 August 2003

Credit Suisse First Boston
Consolidated Income Statement
for the six months ended 30 June 2003

(In CHF millions)

	Unaudited 30.06.03	Unaudited 30.06.02	Change	Change in %
Results from interest business				
Interest and discount income	**4 497**	6 647	- 2 150	-32%
Interest and dividend income from trading portfolio	**4 454**	5 234	- 780	-15%
Interest and dividend income from financial investments	**114**	107	7	7%
Interest expense	**- 7 049**	- 9 602	2 553	-27%
Net interest income	**2 016**	2 386	- 370	-16%
Results from commission and service fee activities				
Commission income from lending activities	**388**	355	33	9%
Commission from securities and investment transactions	**3 421**	5 693	- 2 272	-40%
Commission from other services	**270**	659	- 389	-59%
Commission expense	**- 363**	- 431	68	-16%
Net commission and service fee income	**3 716**	6 276	- 2 560	-41%
Net trading income	**2 182**	1 794	388	22%
Other ordinary income/expense				
Income from the sale of financial investments	**147**	130	17	13%
Income from participations	**26**	67	- 41	-61%
of which from participations accounted for using the equity method	***16***	*51*	*- 35*	*-69%*
of which from other non-consolidated participations	***10***	*16*	*- 6*	*-38%*
Real estate income	**17**	14	3	21%
Sundry ordinary income	**141**	217	- 76	-35%
Sundry ordinary expenses	**- 411**	- 615	204	-33%
Net other ordinary income/expense	**- 80**	- 187	107	-57%
Net operating income	**7 834**	10 269	- 2 435	-24%
Personnel expenses	**- 4 721**	- 6 983	2 262	-32%
Other operating expenses	**- 1 288**	- 1 854	566	-31%
Total operating expenses	**- 6 009**	- 8 837	2 828	-32%
Gross operating profit	**1 825**	1 432	393	27%
Depreciation and write-downs on non-current assets	**- 796**	- 1 113	317	-28%
Valuation adjustments, provisions and losses	**- 236**	- 835	599	-72%
Consolidated profit/loss before extraordinary items and taxes	**793**	- 516	1 309	n/a
Extraordinary income	**66**	26	40	154%
Extraordinary expenses	**- 30**	0	- 30	n/a
Taxes	**- 252**	6	- 258	n/a
Consolidated net profit/loss (including minority interests)	**577**	- 484	1 061	n/a
of which minority interests	***94***	*62*	*32*	*52%*
Consolidated net profit/loss (excluding minority interests)	**483**	- 546	1 029	n/a

Credit Suisse First Boston
Consolidated Balance Sheet as at 30 June 2003
(In CHF millions)

	Unaudited 30.06.03	31.12.02	Change	Change in %
ASSETS				
Cash	**2 314**	504	1 810	359%
Money market papers	**13 671**	18 996	- 5 325	-28%
Due from banks	**220 079**	205 642	14 437	7%
of which securities lending and reverse repurchase agreements	***148 620***	*158 544*	*- 9 924*	*-6%*
Due from customers	**137 415**	122 518	14 897	12%
of which securities lending and reverse repurchase agreements	***52 803***	*57 635*	*- 4 832*	*-8%*
Mortgages	**13 701**	14 825	- 1 124	-8%
Securities and precious metals trading portfolio	**179 657**	164 595	15 062	9%
Financial investments	**8 612**	8 329	283	3%
Non-consolidated participations	**493**	696	- 203	-29%
Tangible fixed assets	**4 055**	4 425	- 370	-8%
Intangible assets	**11 079**	13 826	- 2 747	-20%
Accrued income and prepaid expenses	**4 418**	4 455	- 37	-1%
Other assets	**66 340**	61 784	4 556	7%
of which replacement value of derivatives	***58 538***	*54 305*	*4 233*	*8%*
TOTAL ASSETS	**661 834**	620 595	41 239	7%
Total subordinated claims	***884***	*1 297* [1]	*- 413*	*-32%*
Total due from non-consolidated participations and qualified shareholders	***889***	*844*	*45*	*5%*
LIABILITIES				
Liabilities in respect of money market papers	**34 489**	29 501	4 988	17%
Due to banks	**329 916**	300 148	29 768	10%
of which securities borrowing and repurchase agreements	***95 179***	*123 170*	*- 27 991*	*-23%*
Due to customers in savings and investment accounts	**2 027**	1 552	475	31%
Due to customers, other deposits	**135 778**	128 401	7 377	6%
of which securities borrowing and repurchase agreements	***64 390***	*67 151*	*- 2 761*	*-4%*
Bonds and mortgage-backed bonds	**63 630**	64 731	- 1 101	-2%
Accrued expenses and deferred income	**14 008**	14 256	- 248	-2%
Other liabilities	**59 543**	58 260	1 283	2%
of which replacement value of derivatives	***56 190***	*55 412*	*778*	*1%*
Value adjustments and provisions	**2 613**	3 957	- 1 344	-34%
Share capital	**4 400**	4 400	0	0%
Capital reserves	**13 443**	13 443	0	0%
Retained earnings	**- 7 202**	- 3 413	- 3 789	111%
Minority interests in shareholder's equity [2]	**8 612**	8 791	- 179	-2%
Consolidated net profit/loss	**577**	- 3 432	4 009	-117%
of which minority interests	***94***	*96*	*- 2*	*-2%*
Total shareholder's equity [2, 3]	***19 830***	*19 789*	*41*	*0%*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**661 834**	620 595	41 239	7%
Total subordinated liabilities	***13 323***	*13 619*	*- 296*	*-2%*
Total liabilities due to non-consolidated participations and qualified shareholders	***3 153***	*2 614*	*539*	*21%*

Note 1: Reflects reclassification to conform to the current presentation.

Note 2: Minority interests includes:

(a) CHF 169 million (31.12.2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors

(b) CHF 874 million (31.12.2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group

(c) CHF 1387 million (31.12.2002: CHF 1425 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and

(d) CHF 5648 million (31.12.2002: CHF 5804 million) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 8516 million (31.12.2002: CHF 8681 million)

Note 3: Core capital includes CHF 872 million (31.12.2002: CHF 849 million) of innovative Tier 1 instruments

Credit Suisse First Boston
Consolidated Off-Balance Sheet business as at 30 June 2003

	Unaudited 30.06.03 in CHF m	31.12.02 in CHF m
Contingent liabilities	**34 536**	33 140
Irrevocable commitments	**94 628**	89 501 [1]
Confirmed credits	**54**	32
Fiduciary transactions	**1 828**	8 320

DERIVATIVE INSTRUMENTS (in CHF billions)	Unaudited 30.06.03 Notional amount	*Unaudited* 30.06.03 Gross positive replacement value	*Unaudited* 30.06.03 Gross negative replacement value	31.12.02 Notional amount	31.12.02 Gross positive replacement value	31.12.02 Gross negative replacement value
Interest rate products	**11 881.2**	**228.5**	**219.2**	10 695.1	186.6	181.3
Foreign exchange products	**1 743.6**	**35.6**	**37.8**	1 359.0	33.5	36.6
Precious metals products	**15.4**	**0.6**	**2.4**	19.1	0.9	2.5
Equity/Index - related products	**409.3**	**12.8**	**14.8**	338.0	10.7	12.1
Other products	**241.7**	**3.6**	**5.3**	178.0	4.3	4.9
Total	**14 291.2**	**281.1**	**279.5**	12 589.2	236.0	237.4

Note 1: Reflects reclassification to conform to the current presentation.

ANNEX II

Credit Suisse First Boston's net profit improved 84% to USD 296 million (CHF 395 million) in the second quarter of 2003, compared with net profit of USD 161 million (CHF 221 million) in the first quarter of 2003, and more than tripled compared with net profit of USD 61 million (CHF 101 million) in the second quarter of 2002. Improved operating income and continued cost control contributed to the increased result from the first quarter of 2003. Along with strong Fixed Income results, improvements in the Equity and Investment Banking divisions resulted in higher profit for the Institutional Securities segment. CSFB Financial Services' segment profit remained practically unchanged compared to the previous quarter. Credit Suisse First Boston's assets under management, including private equity, totaled USD 387.3 billion (CHF 524.0 billion) as of June 30, 2003, an increase of 6.3% from March 31, 2003, primarily due to market appreciation and favorable foreign exchange impact.

Credit Suisse First Boston business unit income statement – operating [1]

in USD m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Operating income	**3,187**	2,920	3,493	9	(9)	**6,107**	6,770	(10)
Personnel expenses	**1,648**	1,509	1,921	9	(14)	**3,157**	3,729	(15)
Other operating expenses	**680**	660	734	3	(7)	**1,340**	1,509	(11)
Operating expenses	**2,328**	2,169	2,655	7	(12)	**4,497**	5,238	(14)
Gross operating profit	**859**	751	838	14	3	**1,610**	1,532	5
Depreciation of non-current assets	**105**	94	116	12	(9)	**199**	239	(17)
Valuation adjustments, provisions and losses	**49**	128	260	(62)	(81)	**177**	462	(62)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**705**	529	462	33	53	**1,234**	831	48
Extraordinary income/(expenses), net	**0**	0	16	–	(100)	**0**	16	(100)
Taxes [2) 3)]	**(197)**	(144)	(111)	37	77	**(341)**	(192)	78
Net operating profit before acquisition-related costs and minority interests	**508**	385	367	32	38	**893**	655	36
Acquisition interest	**(48)**	(63)	(99)	(24)	(52)	**(111)**	(198)	(44)
Amortization of retention payments	**(78)**	(80)	(112)	(3)	(30)	**(158)**	(219)	(28)
Amortization of acquired intangible assets and goodwill	**(150)**	(151)	(206)	(1)	(27)	**(301)**	(419)	(28)
Tax impact	**64**	70	111	(9)	(42)	**134**	223	(40)
Net profit before minority interests	**296**	161	61	84	385	**457**	42	–
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit [4)]	**296**	161	61	84	385	**457**	42	–
Reconciliation to net operating profit								
Net profit	**296**	161	61	84	385	**457**	42	–
Amortization of acquired intangible assets and goodwill, net of tax	**130**	131	168	(1)	(23)	**261**	342	(24)
Net operating profit	**426**	292	229	46	86	**718**	384	87

See page 22 for footnotes.

Credit Suisse First Boston business unit income statement – operating [1]

in CHF m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Operating income	**4,243**	4,001	5,598	6	(24)	**8,244**	11,103	(26)
Personnel expenses	**2,195**	2,067	3,078	6	(29)	**4,262**	6,115	(30)
Other operating expenses	**905**	904	1,172	0	(23)	**1,809**	2,474	(27)
Operating expenses	**3,100**	2,971	4,250	4	(27)	**6,071**	8,589	(29)
Gross operating profit	**1,143**	1,030	1,348	11	(15)	**2,173**	2,514	(14)
Depreciation of non-current assets	**138**	130	185	6	(25)	**268**	392	(32)
Valuation adjustments, provisions and losses	**63**	176	420	(64)	(85)	**239**	758	(68)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**942**	724	743	30	27	**1,666**	1,364	22
Extraordinary income/(expenses), net	**0**	0	26	–	(100)	**0**	26	(100)
Taxes [2) 3)]	**(264)**	(197)	(178)	34	48	**(461)**	(315)	46
Net operating profit before acquisition-related costs and minority interests	**678**	527	591	29	15	**1,205**	1,075	12
Acquisition interest	**(64)**	(86)	(158)	(26)	(59)	**(150)**	(325)	(54)
Amortization of retention payments	**(102)**	(110)	(180)	(7)	(43)	**(212)**	(359)	(41)
Amortization of acquired intangible assets and goodwill	**(201)**	(206)	(330)	(2)	(39)	**(407)**	(687)	(41)
Tax impact	**84**	96	178	(13)	(53)	**180**	365	(51)
Net profit before minority interests	**395**	221	101	79	291	**616**	69	–
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit [4)]	**395**	221	101	79	291	**616**	69	–
Reconciliation to net operating profit								
Net profit	**395**	221	101	79	291	**616**	69	–
Amortization of acquired intangible assets and goodwill, net of tax	**175**	179	270	(2)	(35)	**354**	561	(37)
Net operating profit	**570**	400	371	43	54	**970**	630	54

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". 2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF 14 m (USD 6 m) and CHF –123 m (USD –75 m), respectively. 3) Excluding tax impact on acquisition-related costs. 4) Net profit is identical on an operating and Swiss GAAP basis.

Credit Suisse First Boston business unit key information

based on CHF amounts	2Q2003	1Q2003	2Q2002	6 months 2003	6 months 2002
Cost/income ratio [1]	**78.5%**	80.7%	84.0%	**79.6%**	85.8%
Cost/income ratio – operating [2]	**76.3%**	77.5%	79.2%	**76.9%**	80.9%
Return on average allocated capital [1]	**13.5%**	7.4%	3.3%	**10.3%**	1.5%
Return on average allocated capital – operating [2]	**18.5%**	12.4%	9.9%	**15.3%**	8.5%
Average allocated capital in CHF m	**12,305**	12,889	14,958	**12,649**	14,769
Pre-tax margin [1]	**14.9%**	9.1%	2.3%	**12.1%**	0.6%
Pre-tax margin – operating [2]	**18.3%**	13.2%	7.7%	**15.8%**	6.4%
Personnel expenses/operating income [1]	**58.8%**	59.5%	63.7%	**59.1%**	64.0%
Personnel expenses/operating income – operating [2]	**51.7%**	51.7%	55.0%	**51.7%**	55.1%

	30.06.03	31.03.03	31.12.02
Number of employees (full-time equivalents)	**18,716**	19,218	23,424

[1] Based on the business unit results on a Swiss GAAP basis. [2] Based on the operating basis business unit results, which exclude certain acquisition-related costs not allocated to the segments and reflect certain other reclassifications discussed in the "Reconciliation of operating results to Swiss GAAP".

Credit Suisse First Boston's net operating profit, which is net profit excluding the amortization of acquired intangible assets and goodwill net of tax, increased to USD 426 million (CHF 570 million) in the second quarter of 2003, compared with USD 292 million (CHF 400 million) and USD 229 million (CHF 371 million) in the first quarter of 2003 and the second quarter of 2002, respectively. For the first six months of 2003 net operating profit was USD 718 million (CHF 970 million). Excluding Pershing, which was sold to The Bank of New York on May 1, 2003, net operating profit increased 55% and 105% compared with the first quarter of 2003 and second quarter of 2002, respectively. The second quarter 2003 operating income increased 9% to USD 3.2 billion (CHF 4.2 billion) versus the first quarter of 2003, principally due to improvements in the Equity division, coupled with higher contributions from the Investment Banking division and continued strong results from the Fixed Income division. Compared with the second quarter of 2002, operating income decreased 9%; however, excluding Pershing, this decrease was 3%.

Credit Suisse First Boston's continued focus on cost control led to an improvement in the operating pre-tax margin to 18.3% in the second quarter of 2003, compared with 13.2% in the first quarter of 2003 and 7.7% in the second quarter of 2002. Operating expenses in the second quarter of 2003 increased 7% compared with the first quarter of 2003, principally due to an increase in incentive compensation accruals linked to improved performance. Second quarter 2003 operating expenses decreased 12% compared with the second quarter of 2002 due to headcount reductions and cost containment efforts, and excluding Pershing for comparability, operating expenses declined 7%.

Reflecting an improved credit environment, loan sales and recoveries and a USD 22 million (CHF 30 million) release for the allowance for inherent credit losses on non-impaired loans, second quarter 2003 valuation adjustments, provisions and losses of USD 49 million (CHF 63 million) decreased 62% and 81% compared with the first quarter of 2003 and second quarter of 2002, respectively.

As noted on page 5, the results of the Credit Suisse First Boston business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to "Reconciliation of operating results to Swiss GAAP" on pages 30 – 34.

Overview of business unit Credit Suisse First Boston – operating [1)]

2Q2003	in USD m Institutional Securities	CSFB Financial Services	Credit Suisse First Boston	in CHF m Institutional Securities	CSFB Financial Services	Credit Suisse First Boston
Operating income	2,888	299	**3,187**	3,846	397	**4,243**
Personnel expenses	1,492	156	**1,648**	1,987	208	**2,195**
Other operating expenses	591	89	**680**	786	119	**905**
Operating expenses	2,083	245	**2,328**	2,773	327	**3,100**
Gross operating profit	805	54	**859**	1,073	70	**1,143**
Depreciation of non-current assets	96	9	**105**	127	11	**138**
Valuation adjustments, provisions and losses	56	(7)	**49**	73	(10)	**63**
Net operating profit before extraordinary items, acquisition-related costs and taxes	653	52	**705**	873	69	**942**
Taxes [2)]	(183)	(14)	**(197)**	(245)	(19)	**(264)**
Net operating profit before acquisition-related costs and minority interests	470	38	**508**	628	50	**678**
Acquisition interest			**(48)**			**(64)**
Amortization of retention payments			**(78)**			**(102)**
Amortization of acquired intangible assets and goodwill			**(150)**			**(201)**
Tax impact			**64**			**84**
Net profit [3)]			**296**			**395**
Other data:						
Average allocated capital	8,794	407	9,061	11,943	552	12,305

[1)] The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". [2)] Excluding tax impact on acquisition-related costs. [3)] Net profit is identical on an operating and Swiss GAAP basis.

Institutional Securities

The Institutional Securities segment reported a segment profit of USD 470 million (CHF 628 million) for the second quarter of 2003, compared with USD 348 million (CHF 476 million) in the first quarter of 2003 and USD 296 million (CHF 477 million) in the second quarter of 2002. Operating income increased 10% to USD 2.9 billion (CHF 3.8 billion) in the second quarter of 2003 compared with the first quarter of 2003, largely reflecting continued strength in the Fixed Income division and improvements in the Equity and Investment Banking divisions. Second quarter 2003 operating expenses increased 8% compared with the first quarter of 2003 due to an increase in incentive compensation accruals in line with improved performance. Compared with the second quarter of 2002, operating income decreased 2%, principally due to reduced merger and acquisition results, and operating expenses decreased 7%, due to a significant decline in personnel expenses. Reflecting improved credit conditions, second quarter 2003 valuation adjustments, provisions and losses of USD 56 million (CHF 73 million) were 50% and 78% lower than the first quarter of 2003 and the second quarter of 2002, respectively.

Fixed Income's ➲ second quarter 2003 operating income of USD 1.4 billion (CHF 1.9 billion) was in line with the first quarter of 2003. Operating income continued to be strong across all Fixed Income business lines with increases in the emerging markets and leveraged and bank finance areas, which were favorably impacted by tighter credit spreads and greater demand for higher yielding fixed income products, partially offset by a decrease in interest rate products stemming from lower derivative volatility and volume. Credit products performed well on the strength of the commercial mortgage-backed securitization, as Credit Suisse First Boston executed this year's largest collateralized financing during the quarter and earned a first place year-to-date ranking on global commercial mortgage-backed securities transactions. Compared with the second quarter of 2002, second quarter 2003 operating income increased 14%, primarily related to the more favorable environment for leveraged and bank finance and the emerging market derivatives and currency trading business.

The **Equity** ➲ division's second quarter 2003 operating income increased 24% to USD 746 million (CHF 995 million) compared with the first quarter of

Institutional Securities income statement [1]

in USD m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Fixed Income [2]	**1,441**	1,422	1,263	1	14	**2,863**	2,532	13
Equity	**746**	602	760	24	(2)	**1,348**	1,615	(17)
Investment Banking [3]	**644**	545	907	18	(29)	**1,189**	1,648	(28)
Other [2] [3]	**57**	47	10	21	470	**104**	(114)	–
Operating income	**2,888**	2,616	2,940	10	(2)	**5,504**	5,681	(3)
Personnel expenses	**1,492**	1,361	1,662	10	(10)	**2,853**	3,212	(11)
Other operating expenses	**591**	574	570	3	4	**1,165**	1,188	(2)
Operating expenses	**2,083**	1,935	2,232	8	(7)	**4,018**	4,400	(9)
Gross operating profit	**805**	681	708	18	14	**1,486**	1,281	16
Depreciation of non-current assets	**96**	86	93	12	3	**182**	195	(7)
Valuation adjustments, provisions and losses	**56**	112	252	(50)	(78)	**168**	451	(63)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**653**	483	363	35	80	**1,136**	635	79
Extraordinary income/(expenses), net	**0**	0	16	–	(100)	**0**	16	(100)
Taxes [4]	**(183)**	(135)	(83)	36	120	**(318)**	(137)	132
Net operating profit before acquisition-related costs and minority interests (segment result)	**470**	348	296	35	59	**818**	514	59

[1] Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other. [3] Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other. [4] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of USD 34 m and USD –20 m, respectively.

2003. Operating income generated from derivatives activities increased, particularly related to convertible securities. Although remaining at generally low levels, cash trading activity increased compared with the first quarter of 2003, as a result of increased new issuances spurred by greater investor demand. Compared with the second quarter of 2002, operating income declined 2%, as strength in convertible securities, options and structured product derivative transactions, all of which benefited from an increase in customer volume, was more than offset by decreases in the cash business.

Investment Banking's second quarter 2003 operating income, which includes private equity, increased 18% to USD 644 million (CHF 857 million) compared with the first quarter of 2003. The increase was primarily attributable to higher equity and high-yield new issuance activity, coupled with gains on private equity investment sales. The increased equity and high-yield new issuances reflected industry trends as activity in these markets increased approximately 145% and 96%, respectively, compared with the first quarter of 2003. Credit Suisse First Boston continues to be ranked first in terms of global high-yield new issuances. Operating income from merger and acquisition activity declined in the second quarter of 2003 compared with the first quarter of 2003. Compared with the second quarter of 2002, Investment Banking's operating income declined 29%, principally due to a reduction in merger and acquisition activity, which in US dollar volume terms decreased 28%.

Active private equity investments net gains (both realized and unrealized gains and losses) were USD 59 million (CHF 79 million) in the second quarter of 2003, compared with net gains of USD 30 million (CHF 41 million) in the first quarter of 2003 and net gains of USD 146 million (CHF 237 million) in the second quarter of 2002, including gains from the sale of an investment in Swiss Re of USD 114 million (CHF 182 million). Management and performance fees were USD 45 million (CHF 60 million) in the second quarter of 2003, compared with USD 44 million (CHF 60 million) in the first quarter of 2003 and USD 52 million (CHF 83 million) in the second quarter of 2002. The book value of the active private equity investments was USD 888 million (CHF 1.2 billion) and fair value was USD 943 million (CHF 1.3 billion) as of June 30, 2003.

Second quarter 2003 operating income for the **Other** division was USD 57 million (CHF 77 million), compared with operating income of USD 47 million (CHF 64 million) and of USD 10 million (CHF 23 million) in the first quarter of 2003 and the second quarter of 2002, respectively. The increase in operating income was principally related to the sale of investments and lower write-downs on the non-continuing businesses, which include real estate, distressed trading and private equity investments. The aggregate operating loss related to all non-continuing legacy businesses in the second quarter

Institutional Securities income statement [1]

in CHF m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Fixed Income [2]	**1,917**	1,948	2,021	(2)	(5)	**3,865**	4,153	(7)
Equity	**995**	825	1,211	21	(18)	**1,820**	2,648	(31)
Investment Banking [3]	**857**	748	1,458	15	(41)	**1,605**	2,703	(41)
Other [2] [3]	**77**	64	23	20	235	**141**	(187)	–
Operating income	**3,846**	3,585	4,713	7	(18)	**7,431**	9,317	(20)
Personnel expenses	**1,987**	1,864	2,665	7	(25)	**3,851**	5,268	(27)
Other operating expenses	**786**	787	908	0	(13)	**1,573**	1,947	(19)
Operating expenses	**2,773**	2,651	3,573	5	(22)	**5,424**	7,215	(25)
Gross operating profit	**1,073**	934	1,140	15	(6)	**2,007**	2,102	(5)
Depreciation of non-current assets	**127**	119	149	7	(15)	**246**	320	(23)
Valuation adjustments, provisions and losses	**73**	154	406	(53)	(82)	**227**	739	(69)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**873**	661	585	32	49	**1,534**	1,043	47
Extraordinary income/(expenses), net	**0**	0	26	–	(100)	**0**	26	(100)
Taxes [4]	**(245)**	(185)	(134)	32	83	**(430)**	(225)	91
Net operating profit before acquisition-related costs and minority interests (segment result)	**628**	476	477	32	32	**1,104**	844	31

[1] Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other. [3] Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other. [4] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF 58 m and CHF –33 m, respectively.

of 2003 was USD 10 million (CHF 12 million), compared with USD 42 million (CHF 57 million) and USD 97 million (CHF 151 million) in the first quarter of 2003 and the second quarter of 2002, respectively. Credit Suisse First Boston continues to reduce the net exposure of the non-continuing portfolio as market conditions permit. As of June 30, 2003, the net exposure of the entire non-continuing portfolio, including unfunded commitments on the real estate portfolio, was USD 2.5 billion (CHF 3.4 billion), a decrease of USD 0.2 billion (CHF 0.3 billion) compared with March 31, 2003.



Institutional Securities balance sheet information

in CHF m	**30.06.03**	31.03.03	31.12.02
Total assets	**634,134**	621,288	588,904
Total assets in USD m	**468,757**	455,757	423,611
Due from banks	**215,698**	213,537	198,511
of which securities lending and reverse repurchase agreements	**148,620**	157,899	156,234
Due from customers	**134,799**	125,552	114,775
of which securities lending and reverse repurchase agreements	**52,803**	53,376	57,435
Mortgages	**13,701**	14,841	14,825
Securities and precious metals trading portfolios	**177,785**	174,533	163,480
Due to banks	**324,074**	317,781	292,449
of which securities borrowing and repurchase agreements	**95,179**	120,453	123,017
Due to customers, other	**126,807**	116,926	109,980
of which securities borrowing and repurchase agreements	**64,390**	64,269	66,864

Institutional Securities key information

				6 months	
based on CHF amounts	**2Q2003**	1Q2003	2Q2002	**2003**	2002
Cost/income ratio [1]	**75.4%**	77.3%	79.0%	**76.3%**	80.9%
Average allocated capital in CHF m	**11,943**	12,519	14,382	**12,255**	14,064
Pre-tax margin [1]	**22.7%**	18.4%	13.0%	**20.6%**	11.5%
Personnel expenses/operating income [1]	**51.7%**	52.0%	56.5%	**51.8%**	56.5%

	30.06.03	31.03.03	31.12.02
Number of employees (full-time equivalents)	**15,921**	16,332	16,524

[1] Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

CSFB Financial Services income statement [1]

in USD m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Net interest income	**13**	12	68	8	(81)	**25**	117	(79)
Net commission and service fee income	**257**	246	447	4	(43)	**503**	885	(43)
Net trading income	**30**	25	32	20	(6)	**55**	63	(13)
Other ordinary income	**(1)**	21	6	–	–	**20**	24	(17)
Operating income	**299**	304	553	(2)	(46)	**603**	1,089	(45)
Personnel expenses	**156**	148	259	5	(40)	**304**	517	(41)
Other operating expenses	**89**	86	164	3	(46)	**175**	321	(45)
Operating expenses	**245**	234	423	5	(42)	**479**	838	(43)
Gross operating profit	**54**	70	130	(23)	(58)	**124**	251	(51)
Depreciation of non-current assets	**9**	8	23	13	(61)	**17**	44	(61)
Valuation adjustments, provisions and losses	**(7)**	16	8	–	–	**9**	11	(18)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**52**	46	99	13	(47)	**98**	196	(50)
Taxes [2]	**(14)**	(9)	(28)	56	(50)	**(23)**	(55)	(58)
Net operating profit before acquisition-related costs and minority interests (segment result)	**38**	37	71	3	(46)	**75**	141	(47)

[1] Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 2Q2002 and for the 6 months 2002.

CSFB Financial Services

CSFB Financial Services reported a segment profit of USD 38 million (CHF 50 million) for the second quarter of 2003, an increase of 3% compared with the first quarter of 2003 and a decrease of 46% compared with the second quarter of 2002, primarily due to the May 1, 2003 sale of Pershing. Operating income for the second quarter of 2003 was USD 299 million (CHF 397 million), down 2% and 46% from the first quarter of 2003 and the second quarter of 2002, respectively, while operating expenses increased 5% and decreased 42%, respectively. Excluding Pershing, operating income increased 3% in the second quarter of 2003 compared with the first quarter of 2003, mainly as a result of higher Credit Suisse Asset Management results. Compared with the second quarter of 2002, operating income excluding Pershing decreased 13% due to lower Private Client Services results. Excluding Pershing, operating expenses in the second quarter of 2003 decreased 5% compared with the second quarter of 2002. Pershing's net results of nil and USD 15 million (CHF 21 million) were reported within the CSFB Financial Services' segment operating income in the second and first quarters of 2003, respectively. Pershing's second quarter 2002 operating income and operating expenses were USD 209 million (CHF 334 million) and USD 164 million (CHF 263 million), respectively. First half 2003 and 2002 operating income for Pershing was USD 15 million (CHF 21 million) and USD 440 million (CHF 722 million), respectively, and first half 2002 operating expenses were USD 333 million (CHF 547 million).

Credit Suisse Asset Management's ➲ operating income in the second quarter of 2003 increased 5% compared with the first quarter of 2003 due to the market appreciation and favorable foreign exchange impact. Operating income increased 1% compared with the second quarter of 2002. Assets under management increased USD 19.7 billion (CHF 23.7 billion), or 6.8%, compared with March 31, 2003, to USD 311.4 billion (CHF 421.3 billion) as of June 30, 2003, due to market appreciation offset by a USD 1.3 billion (CHF 1.7 billion) net outflow of assets. Discretionary assets under management increased USD 14.4 billion (CHF 17.5 billion) as of June 30, 2003, compared with March 31, 2003.

Private Client Services' ➲ operating income for the second quarter of 2003 increased 1% compared with the first quarter of 2003 and assets under management increased 5.1% compared with the first quarter 2003. Compared with the second quarter of 2002, operating income decreased 28%, reflecting declines in customer debit balances, reduced trading activity and assets under management. Private Client Services' net outflow of assets was USD 1.3 billion (CHF 1.8 billion) for the second quarter of 2003.

In June 2003, Credit Suisse First Boston completed its acquisition of Volaris Advisors. The acquisition of Volaris ➲, a New York based equity-options strategies firm providing yield-enhancement and volatility management services, is expected to enhance Private Clients Services' business by expanding its service offering.

CSFB Financial Services income statement [1]

in CHF m	2Q2003	1Q2003	2Q2002	Change in % from 1Q2003	Change in % from 2Q2002	6 months 2003	6 months 2002	Change in % from 2002
Net interest income	**17**	16	109	6	(84)	**33**	191	(83)
Net commission and service fee income	**342**	337	715	1	(52)	**679**	1,452	(53)
Net trading income	**40**	34	52	18	(23)	**74**	104	(29)
Other ordinary income	**(2)**	29	9	–	–	**27**	39	(31)
Operating income	**397**	416	885	(5)	(55)	**813**	1,786	(54)
Personnel expenses	**208**	203	413	2	(50)	**411**	847	(51)
Other operating expenses	**119**	117	264	2	(55)	**236**	527	(55)
Operating expenses	**327**	320	677	2	(52)	**647**	1,374	(53)
Gross operating profit	**70**	96	208	(27)	(66)	**166**	412	(60)
Depreciation of non-current assets	**11**	11	36	0	(69)	**22**	72	(69)
Valuation adjustments, provisions and losses	**(10)**	22	14	–	–	**12**	19	(37)
Net operating profit before extraordinary items, acquisition-related costs and taxes	**69**	63	158	10	(56)	**132**	321	(59)
Taxes [2]	**(19)**	(12)	(44)	58	(57)	**(31)**	(90)	(66)
Net operating profit before acquisition-related costs, and minority interests (segment result)	**50**	51	114	(2)	(56)	**101**	231	(56)

[1] Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 2Q2002 and for the 6 months 2002.

CSFB Financial Services key information

based on CHF amounts	2Q2003	1Q2003	2Q2002	6 months 2003	6 months 2002
Cost/income ratio [1]	**85.1%**	79.6%	80.6%	**82.3%**	81.0%
Average allocated capital in CHF m	**552**	595	1,098	**546**	1,098
Pre-tax margin [1]	**17.4%**	15.1%	17.9%	**16.2%**	18.0%
Personnel expenses/operating income [1]	**52.4%**	48.8%	46.7%	**50.6%**	47.4%
Net new assets Credit Suisse Asset Management in CHF bn (discretionary)	**(1.7)**	(5.2)	(6.5)	**(6.9)**	(10.4)
Net new assets Private Client Services in CHF bn	**(1.8)**	1.5	2.2	**(0.3)**	5.3
Growth in assets under management	**5.8%**	(4.2%)	(10.7%)	**1.3%**	(15.5%)
Growth in discretionary assets under management – Credit Suisse Asset Management	**6.6%**	(4.8%)	(10.5%)	**1.5%**	(11.6%)
of which net new assets	**(0.6%)**	(1.9%)	(1.8%)	**(2.5%)**	(2.9%)
of which market movement and structural effects	**7.2%**	(2.9%)	(8.7%)	**3.9%**	(8.7%)
Growth in net new assets Private Client Services	**(2.7%)**	2.1%	2.3%	**(0.4%)**	5.5%

	30.06.03	31.03.03	31.12.02
Assets under management in CHF bn	**493.0**	465.9	486.5
of which Credit Suisse Asset Management	**421.3**	397.6	412.8
of which Private Client Services	**69.3**	66.3	71.7
Discretionary assets under management in CHF bn	**299.9**	281.9	297.2
of which Credit Suisse Asset Management	**282.8**	265.3	278.7
of which mutual funds distributed	**113.3**	104.9	106.5
of which Private Client Services	**17.1**	16.6	18.5
Advisory assets under management in CHF bn	**193.1**	184.0	189.3
Number of employees (full-time equivalents)	**2,795**	2,886	6,900

[1] Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

Introduction

The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to "Operating and Financial Review – Reporting Principles" in the Group's 2002 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group's consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The "Reclassifications" columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management's view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses' operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit

The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the reclassified column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to sales of investments within the insurance business are

	Credit Suisse Financial Services			Credit Suisse First Boston				
2Q2003, in CHF m	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Corporate Center [1]	**Credit Suisse Group**
Operating income	3,435		**3,435**	4,243	(247)[2,3,5]	**3,996**	118	**7,549**
Personnel expenses	1,394		**1,394**	2,195	153 [2,3]	**2,348**	82	**3,824**
Other operating expenses	706		**706**	905	(253)[3]	**652**	(111)	**1,247**
Operating expenses	2,100		**2,100**	3,100		**3,000**	(29)	**5,071**
Gross operating profit	1,335		**1,335**	1,143		**996**	147	**2,478**
Depreciation of non-current assets	192		**192**	138		**138**	145	**475**
Amortization of acquired intangible assets and goodwill	–	27	**27**	–	201 [2]	**201**	(5)	**223**
Valuation adjustments, provisions and losses	90	(27)[4]	**63**	63		**63**	5	**131**
Profit before extraordinary items and taxes	1,053		**1,053**	942		**594**	2	**1,649**
Extraordinary income/(expenses), net	8		**8**	0		**0**	53	**61**
Taxes	(216)	(6)	**(222)**	(264)	84	**(180)**	83	**(319)**
Net profit before minority interests	845		**839**	678		**414**	138	**1,391**
Minority interests	(10)		**(10)**	0	(19)[5]	**(19)**	(16)	**(45)**
Net profit	835		**829**	678		**395**	122	**1,346**
Reconciliation to business unit results								
Acquisition interests				(64)	64			
Amortization of retention payments				(102)	102			
Amortization of acquired intangible assets and goodwill	(27)	27		(201)	201			
Tax impact	0			84	(84)			
Business unit result	808			395				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects acquisition interest of CHF 64 m allocated to operating income, amortization of retention payments of CHF 102 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 201 m. [3] Reflects brokerage, execution and clearing expenses of CHF 202 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 39 m and staff recruitment costs of CHF 12 m reclassified from other operating expenses to personnel expenses. [4] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –27 m. [5] Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

1Q2003, in CHF m	Credit Suisse Financial Services Operating basis	Credit Suisse Financial Services Re-classifi-cations	Credit Suisse Financial Services Swiss GAAP basis	Credit Suisse First Boston Operating basis	Credit Suisse First Boston Re-classifi-cations	Credit Suisse First Boston Swiss GAAP basis	Corporate Center [1]	Credit Suisse Group
Operating income	3,393	58 [2]	**3,451**	4,001	(249) [3,4,6]	**3,752**	(179)	**7,024**
Personnel expenses	1,369		**1,369**	2,067	165 [3,4]	**2,232**	38	**3,639**
Other operating expenses	779		**779**	904	(237) [4]	**667**	(65)	**1,381**
Operating expenses	2,148		**2,148**	2,971		**2,899**	(27)	**5,020**
Gross operating profit	1,245		**1,303**	1,030		**853**	(152)	**2,004**
Depreciation of non-current assets	220		**220**	130		**130**	70	**420**
Amortization of acquired intangible assets and goodwill	–	25	**25**	–	206 [3]	**206**	1	**232**
Valuation adjustments, provisions and losses	81	(24) [5]	**57**	176		**176**	0	**233**
Profit before extraordinary items and taxes	944		**1,001**	724		**341**	(223)	**1,119**
Extraordinary income/(expenses), net	7	(58) [2]	**(51)**	0		**0**	2	**(49)**
Taxes	(253)	(5)	**(258)**	(197)	96	**(101)**	(19)	**(378)**
Net profit/(loss) before minority interests	698		**692**	527		**240**	(240)	**692**
Minority interests	(8)		**(8)**	0	(19) [6]	**(19)**	(13)	**(40)**
Net profit/(loss)	690		**684**	527		**221**	(253)	**652**
Reconciliation to business unit results								
Acquisition interests				(86)	86			
Amortization of retention payments				(110)	110			
Amortization of acquired intangible assets and goodwill	(25)	25		(206)	206			
Tax impact	1	(1)		96	(96)			
Business unit result	666			221				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects gains/(losses) from sales of investments within the insurance business of CHF –58 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 86 m allocated to operating income, amortization of retention payments of CHF 110 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 206 m. [4] Reflects brokerage, execution and clearing expenses of CHF 182 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 46 m and staff recruitment costs of CHF 9 m reclassified from other operating expenses to personnel expenses. [5] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –24 m. [6] Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

recorded as operating income/expenses at the insurance segments and the business unit level and reclassified to extraordinary income/expenses, net in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit

The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses); and adds to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

2Q2002, in CHF m	Credit Suisse Financial Services Operating basis	Credit Suisse Financial Services Re-classifi-cations	Credit Suisse Financial Services **Swiss GAAP basis**	Credit Suisse First Boston Operating basis	Credit Suisse First Boston Re-classifi-cations	Credit Suisse First Boston **Swiss GAAP basis**	Corporate Center [1]	**Credit Suisse Group**
Operating income	2,718	(63)[2]	**2,655**	5,598	(322)[3)4)6)]	**5,276**	(284)	**7,647**
Personnel expenses	1,474		**1,474**	3,078	284 [3)4)]	**3,362**	(20)	**4,816**
Other operating expenses	909		**909**	1,172	(289)[4]	**883**	(40)	**1,752**
Operating expenses	2,383		**2,383**	4,250		**4,245**	(60)	**6,568**
Gross operating profit	335		**272**	1,348		**1,031**	(224)	**1,079**
Depreciation of non-current assets	217		**217**	185		**185**	64	**466**
Amortization of acquired intangible assets and goodwill		46	**46**		330 [3]	**330**	(2)	**374**
Valuation adjustments, provisions and losses	95	8 [5]	**103**	420		**420**	39	**562**
Profit/(loss) before extraordinary items and taxes	23		**(94)**	743		**96**	(325)	**(323)**
Extraordinary income/(expenses), net	21	63 [2]	**84**	26		**26**	0	**110**
Taxes	(380)	2	**(378)**	(178)	178	**0**	(39)	**(417)**
Net profit/(loss) before minority interests	(336)		**(388)**	591		**122**	(364)	**(630)**
Minority interests	85		**85**	0	(21)[6]	**(21)**	(13)	**51**
Net profit/(loss)	(251)		**(303)**	591		**101**	(377)	**(579)**
Reconciliation to business unit results								
Acquisition interests				(158)	158			
Amortization of retention payments				(180)	180			
Amortization of acquired intangible assets and goodwill	(46)	46		(330)	330			
Tax impact	0	0		178	(178)			
Business unit result	(297)			101				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects gains/(losses) from sales of investments within the insurance business of CHF 63 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 158 m allocated to operating income, amortization of retention payments of CHF 180 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 330 m. [4] Reflects brokerage, execution and clearing expenses of CHF 185 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 83 m and staff recruitment costs of CHF 21 m reclassified from other operating expenses to personnel expenses. [5] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 8 m. [6] Reflects expenses of CHF 21 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

6 months 2003, in CHF m	Credit Suisse Financial Services Operating basis	 Re-classifi-cations	 **Swiss GAAP basis**	Credit Suisse First Boston Operating basis	 Re-classifi-cations	 **Swiss GAAP basis**	Corporate Center [1]	**Credit Suisse Group**
Operating income	6,828	58 [2]	**6,886**	8,244	(496)[3,4,6]	**7,748**	(61)	**14,573**
Personnel expenses	2,763		**2,763**	4,262	318 [3,4]	**4,580**	120	**7,463**
Other operating expenses	1,485		**1,485**	1,809	(490)[4]	**1,319**	(176)	**2,628**
Operating expenses	4,248		**4,248**	6,071		**5,899**	(56)	**10,091**
Gross operating profit	2,580		**2,638**	2,173		**1,849**	(5)	**4,482**
Depreciation of non-current assets	412		**412**	268		**268**	215	**895**
Amortization of acquired intangible assets and goodwill		52	**52**		407 [3]	**407**	(4)	**455**
Valuation adjustments, provisions and losses	171	(51)[5]	**120**	239		**239**	5	**364**
Profit before extraordinary items and taxes	1,997		**2,054**	1,666		**935**	(221)	**2,768**
Extraordinary income/(expenses), net	15	(58)[2]	**(43)**	0		**0**	55	**12**
Taxes	(469)	(11)	**(480)**	(461)	180	**(281)**	64	**(697)**
Net profit before minority interests	1,543		**1,531**	1,205		**654**	(102)	**2,083**
Minority interests	(18)		**(18)**	0	(38)[6]	**(38)**	(29)	**(85)**
Net profit	1,525		**1,513**	1,205		**616**	(131)	**1,998**
Reconciliation to business unit results								
Acquisition interests				(150)	150			
Amortization of retention payments				(212)	212			
Amortization of acquired intangible assets and goodwill	(52)	52		(407)	407			
Tax impact	1	(1)		180	(180)			
Business unit result	1,474			616				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects gains/(losses) from sales of investments within the insurance business of CHF –58 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 150 m allocated to operating income, amortization of retention payments of CHF 212 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 407 m. [4] Reflects brokerage, execution and clearing expenses of CHF 384 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 85 m and staff recruitment costs of CHF 21 m reclassified from other operating expenses to personnel expenses. [5] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –51 m. [6] Reflects expenses of CHF 38 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

6 months 2002, in CHF m	Credit Suisse Financial Services Operating basis	 Re-classifications	 **Swiss GAAP basis**	Credit Suisse First Boston Operating basis	 Re-classifications	 **Swiss GAAP basis**	Corporate Center	**Credit Suisse Group**
Operating income	6,024	(63)[2]	**5,961**	11,103	(674)[3][4][6]	**10,429**	(413)	**15,977**
Personnel expenses	2,917		**2,917**	6,115	561 [3][4]	**6,676**	60	**9,653**
Other operating expenses	1,723		**1,723**	2,474	(592)[4]	**1,882**	(192)	**3,413**
Operating expenses	4,640		**4,640**	8,589		**8,558**	(132)	**13,066**
Gross operating profit	1,384		**1,321**	2,514		**1,871**	(281)	**2,911**
Depreciation of non-current assets	422		**422**	392		**392**	133	**947**
Amortization of acquired intangible assets and goodwill		75	**75**		687 [3]	**687**	(3)	**759**
Valuation adjustments, provisions and losses	194	4 [5]	**198**	758		**758**	77	**1,033**
Profit/(loss) before extraordinary items and taxes	768		**626**	1,364		**34**	(488)	**172**
Extraordinary income/(expenses), net	18	63 [2]	**81**	26		**26**	(2)	**105**
Taxes	(500)	2	**(498)**	(315)	365	**50**	(56)	**(504)**
Net profit/(loss) before minority interests	286		**209**	1,075		**110**	(546)	**(227)**
Minority interests	83		**83**	0	(41)[6]	**(41)**	(26)	**16**
Net profit/(loss)	369		**292**	1,075		**69**	(572)	**(211)**
Reconciliation to business unit results								
Acquisition interests				(325)	325			
Amortization of retention payments				(359)	359			
Amortization of acquired intangible assets and goodwill	(75)	75		(687)	687			
Tax impact	1	(1)		365	(365)			
Business unit result	295			69				

[1] *Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.* [2] Reflects gains/(losses) from sales of investments within the insurance business of CHF 63 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 325 m allocated to operating income, amortization of retention payments of CHF 359 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 687 m. [4] Reflects brokerage, execution and clearing expenses of CHF 390 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 171 m and staff recruitment costs of CHF 31 m reclassified from other operating expenses to personnel expenses. [5] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 4 m. [6] Reflects expenses of CHF 41 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

SUPPLEMENT DATED
MAY 21, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Restated 2001 Financial Information to Reflect the Realignment of Credit Suisse Group Businesses

Effective January 1, 2002, Credit Suisse Group realigned its business. Its operations, formerly structured in eight business units, are now structured in two business units, the Credit Suisse Financial Services business unit and the Credit Suisse First Boston business unit, or CSFB. CSFB includes the investment banking and financial services businesses conducted through the former business units Credit Suisse First Boston and Credit Suisse Asset Management.

On May 7, 2002, Credit Suisse Group released restated financial information for 2001 to reflect the realignment, and the excerpted restated financial information for 2001 for CSFB is included in this Supplement as Annex I.

First Quarter Results of CSFB

On May 15, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the three months ended March 31, 2002, including the results of operations for the CSFB business unit, which are excerpted and included in this supplement in Annex II. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Presentation of Former CSFB and Former CSAM Operating and Financial Reviews" in the Information Statement.

ANNEX I

Credit Suisse First Boston business unit
income statement

in USD m		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income		**3'277**	2'757	3'483	4'203	4'505	19	(27)
Personnel expenses		**1'808**	1'124	2'104	2'314	2'583	61	(30)
Other operating expenses		**775**	1'016	971	980	885	(24)	(12)
Operating expenses		**2'583**	2'140	3'075	3'294	3'468	21	(26)
Gross operating profit		**694**	617	408	909	1'037	12	(33)
Depreciation of non-current assets		**123**	157	135	136	133	(22)	(8)
Valuation adjustments, provisions and losses	1)	**202**	477	202	177	56	(58)	261
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes		**369**	(17)	70	596	848	-	(56)
Extraordinary income/(expenses), net		**0**	0	(8)	0	(2)	-	-
Taxes	2)	**(81)**	55	(17)	(134)	(214)	-	(62)
Net operating profit before acquisition-related costs, exceptional items and minority interests		**288**	38	45	462	632	-	(54)
Acquisition interest		**(99)**	(100)	(106)	(120)	(163)	(1)	(39)
Amortization of retention payments		**(107)**	(128)	(113)	(121)	(118)	(16)	(9)
Amortization of acquired intangible assets and goodwill		**(213)**	(222)	(216)	(214)	(210)	(4)	1
Exceptional items		**0**	(845)	0	0	0	-	-
Tax impact		**112**	319	109	120	131	(65)	(15)
Net profit before minority interests		**(19)**	(938)	(281)	127	272	(98)	-
Minority interests		**0**	(1)	0	0	0	-	-
Net profit		**(19)**	(939)	(281)	127	272	(98)	-

Reconciliation to net operating profit	1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Amortization of acquired intangible assets and goodwill	**213**	222	216	214	210	(4)	1
Exceptional items	**0**	845	0	0	0	-	-
Tax impact	**(39)**	(242)	(38)	(38)	(38)	(84)	3
Net operating profit	**155**	(114)	(103)	303	444	-	(65)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively and reporting these items separately in the income statement, c) deducting minority interests from operating income and d) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these items separately in the income statement.

1) The amounts in 4Q2001, 3Q2001, 2Q2001 and 1Q2001 include valuation adjustments taken at Group level of USD 66 m, USD 49 m, USD -15 m and USD 15 m, respectively, resulting from the difference between the statistical and the actual credit provisions. Starting January 1, 2002, no such adjustments will be recorded within Credit Suisse First Boston and the amount reported for 1Q2002 reflects actual credit provision.

2) Excluding tax impact on acquisition-related costs and exceptional items.

Credit Suisse First Boston business unit income statement

in CHF m		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income		**5'505**	4'781	5'853	7'239	7'389	15	(25)
Personnel expenses		**3'037**	1'969	3'536	3'991	4'235	54	(28)
Other operating expenses		**1'302**	1'747	1'633	1'681	1'451	(25)	(10)
Operating expenses		**4'339**	3'716	5'169	5'672	5'686	17	(24)
Gross operating profit		**1'166**	1'065	684	1'567	1'703	9	(32)
Depreciation of non-current assets		**207**	270	227	234	220	(23)	(6)
Valuation adjustments, provisions and losses	1)	**338**	810	341	298	92	(58)	267
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes		**621**	(15)	116	1'035	1'391	-	(55)
Extraordinary income/(expenses), net		**0**	0	(13)	0	(2)	-	-
Taxes	2)	**(137)**	90	(27)	(234)	(353)	-	(61)
Net operating profit before acquisition-related costs, exceptional items and minority interests		**484**	75	76	801	1'036	-	(53)
Acquisition interest		**(167)**	(175)	(177)	(208)	(268)	(5)	(38)
Amortization of retention payments		**(179)**	(220)	(189)	(209)	(194)	(19)	(8)
Amortization of acquired intangible assets and goodwill		**(357)**	(379)	(367)	(364)	(345)	(6)	3
Exceptional items		**0**	(1'428)	0	0	0	-	-
Tax impact		**187**	543	185	204	216	(66)	(13)
Net profit before minority interests		**(32)**	(1'584)	(472)	224	445	(98)	-
Minority interests		**0**	(1)	0	0	0	-	-
Net profit		**(32)**	(1'585)	(472)	224	445	(98)	-
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill		**357**	379	367	364	345	(6)	3
Exceptional items		**0**	1'428	0	0	0	-	-
Tax impact		**(66)**	(410)	(65)	(64)	(63)	(84)	5
Net operating profit		**259**	(188)	(170)	524	727	-	(64)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively and reporting these items separately in the income statement, c) deducting minority interests from operating income and d) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these items separately in the income statement.

1) The amounts in 4Q2001, 3Q2001, 2Q2001 and 1Q2001 include valuation adjustments taken at Group level of CHF 112 m, CHF 82 m, CHF -24 m and CHF 24 m, respectively, resulting from the difference between the statistical and the actual credit provisions. Starting January 1, 2002, no such adjustments will be recorded within Credit Suisse First Boston and the amount reported for 1Q2002 reflects actual credit provision.

2) Excluding tax impact on acquisition-related costs and exceptional items.

Credit Suisse First Boston key information

Based on CHF amounts		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001
Cost/income ratio (operating)	1) 2) 3) 4)	**82.6%**	83.4%	92.2%	81.6%	79.9%
Return on average allocated capital		**(0.9%)**	(42.6%)	(11.5%)	5.3%	11.4%
Return on average allocated capital (operating)	3) 4)	**6.9%**	(5.0%)	(4.1%)	12.3%	18.6%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax)	2) 3) 4)	**10.1%**	(1.2%)	(1.1%)	15.6%	21.8%
Average allocated capital in CHF m	5)	**14'913**	14'877	16'440	17'065	15'625
Pre-tax margin	3)	**(1.5%)**	(16.5%)	(10.8%)	3.5%	7.9%
Pre-tax margin (operating)	3) 4)	**5.0%**	(8.6%)	(4.6%)	8.5%	12.5%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)	1) 2) 3) 4)	**11.3%**	(0.3%)	1.8%	14.3%	18.8%
Personnel expenses/operating income	1) 2) 3)	**55.2%**	41.2%	60.4%	55.1%	57.3%

	31.03.02	31.12.01
Number of employees	**26'970**	27'302

1) Excluding acquisition interest.

2) Excluding amortization of retention payments.

3) Excluding exceptional items.

4) Excluding amortization of acquired intangible assets and goodwill.

5) New definition based on revised capital allocation methodology.

Investment Banking income statement

in USD m	1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income	**1'159**	854	1'649	1'540	1'605	36	(28)
Equity	**855**	699	666	1'215	1'314	22	(35)
Investment Banking	**695**	589	596	771	823	18	(16)
Other	**32**	18	31	81	104	78	(69)
Operating income	**2'741**	2'160	2'942	3'607	3'846	27	(29)
Personnel expenses	**1'550**	901	1'830	1'986	2'244	72	(31)
Other operating expenses	**618**	827	775	775	685	(25)	(10)
Operating expenses	**2'168**	1'728	2'605	2'761	2'929	25	(26)
Gross operating profit	**573**	432	337	846	917	33	(38)
Depreciation of non-current assets	**102**	131	109	109	108	(22)	(6)
Valuation adjustments, provisions and losses	**199**	469	198	172	57	(58)	249
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**272**	(168)	30	565	752	-	(64)
Extraordinary income/(expenses), net	**0**	0	0	0	(1)	-	-
Taxes 1)	**(54)**	85	(7)	(140)	(198)	-	(73)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**218**	(83)	23	425	553	-	(61)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items and minority interests, and reporting these items at business unit level only.

1) Excluding tax impact on acquisition-related costs and exceptional items.

Revenue by income statement items

in USD m	1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	636	418	696	418	437	52	46
Net commission and service fee income	1'303	1'369	1'262	1'505	1'681	(5)	(22)
Net trading income	752	520	1'101	1'782	1'713	45	(56)
Other ordinary income/(expenses), net	50	(147)	(117)	(98)	15	-	233
Operating income	2'741	2'160	2'942	3'607	3'846	27	(29)

Investment Banking income statement

in CHF m		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income		**1'947**	1'491	2'771	2'650	2'633	31	(26)
Equity		**1'437**	1'213	1'119	2'094	2'155	18	(33)
Investment Banking		**1'167**	1'017	1'002	1'328	1'350	15	(14)
Other		**53**	32	51	141	170	66	(69)
Operating income		**4'604**	3'753	4'943	6'213	6'308	23	(27)
Personnel expenses		**2'603**	1'583	3'075	3'426	3'680	64	(29)
Other operating expenses		**1'039**	1'421	1'303	1'328	1'124	(27)	(8)
Operating expenses		**3'642**	3'004	4'378	4'754	4'804	21	(24)
Gross operating profit		**962**	749	565	1'459	1'504	28	(36)
Depreciation of non-current assets		**171**	224	182	189	178	(24)	(4)
Valuation adjustments, provisions and losses		**333**	797	333	290	94	(58)	254
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes		**458**	(272)	50	981	1'232	-	(63)
Extraordinary income/(expenses), net		**0**	0	0	0	(1)	-	-
Taxes	1)	**(91)**	142	(12)	(244)	(325)	-	(72)
Net operating profit before acquisition-related costs, exceptional items and minority interests		**367**	(130)	38	737	906	-	(59)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items and minority interests, and reporting these items at business unit level only.

1) Excluding tax impact on acquisition-related costs and exceptional items.

Revenue by income statement items

in CHF m	1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	1'069	720	1'169	722	716	48	49
Net commission and service fee income	2'187	2'358	2'121	2'593	2'758	(7)	(21)
Net trading income	1'264	926	1'849	3'061	2'810	37	(55)
Other ordinary income/(expenses), net	84	(251)	(196)	(163)	24	-	250
Operating income	4'604	3'753	4'943	6'213	6'308	23	(27)

Investment Banking key information

Based on CHF amounts		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001
Cost/income ratio (operating)	1) 2) 3) 4)	**82.8%**	86.0%	92.3%	79.5%	79.0%
Average allocated capital in CHF m	5)	**14'189**	13'936	15'527	16'135	14'834
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)	1) 2) 3) 4)	**9.9%**	(7.2%)	1.0%	15.8%	19.5%
Personnel expenses/operating income	1) 2) 3)	**56.5%**	42.2%	62.2%	55.1%	58.3%

	31.03.02	31.12.01
Number of employees	**18'574**	19'094

1) Excluding acquisition interest.

2) Excluding amortization of retention payments.

3) Excluding exceptional items

goodwill.

5) New definition based on revised capital allocation methodology.

Investment Banking balance sheet information

in CHF m	31.03.02	31.12.01
Total assets	**694'172**	648'455
Total assets in USD m	**413'714**	387'045
Due from banks	**232'567**	198'806
of which securities lending and reverse repurchase agreements	**186'813**	159'784
Due from customers	**128'750**	118'007
of which securities lending and reverse repurchase agreements	**47'735**	59'806
Mortgages	**15'798**	16'348
Securities and precious metals trading portfolio	**226'421**	204'907
Due to banks	**373'900**	344'091
of which securities borrowing and repurchase agreements	**136'794**	137'731
Due to customers, other	**120'114**	108'470
of which securities borrowing and repurchase agreements	**68'496**	62'136

CSFB Financial Services income statement

in USD m	1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**49**	61	67	90	100	(20)	(51)
Net commission and service fee income	**438**	476	435	469	513	(8)	(15)
Net trading income	**31**	35	33	33	49	(11)	(37)
Other ordinary income	**18**	25	8	4	(3)	(28)	-
Operating income	**536**	597	541	596	659	(10)	(19)
Personnel expenses	**258**	223	274	328	339	16	(24)
Other operating expenses	**157**	189	196	205	200	(17)	(22)
Operating expenses	**415**	412	470	533	539	1	(23)
Gross operating profit	**121**	185	71	63	120	(35)	1
Depreciation of non-current assets	**21**	26	27	27	25	(19)	(16)
Valuation adjustments, provisions and losses	**3**	8	4	5	(1)	(63)	-
Net operating profit before extraordinary iter acquisition-related costs, exceptional items and taxes	**97**	151	40	31	96	(36)	1
Extraordinary income/(expenses), net	**0**	0	(8)	0	(1)	-	-
Taxes 1)	**(27)**	(30)	(10)	6	(16)	(10)	69
Net operating profit before acquisition-relat costs, exceptional items and minority interests	**70**	121	22	37	79	(42)	(11)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

1) Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services income statement

in CHF m		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income		**82**	107	113	153	165	(23)	(50)
Net commission and service fee income		**737**	818	731	809	841	(10)	(12)
Net trading income		**52**	60	56	58	80	(13)	(35)
Other ordinary income		**30**	43	10	6	(5)	(30)	–
Operating income		**901**	1'028	910	1'026	1'081	(12)	(17)
Personnel expenses		**434**	386	461	565	555	12	(22)
Other operating expenses		**263**	326	330	353	327	(19)	(20)
Operating expenses		**697**	712	791	918	882	(2)	(21)
Gross operating profit		**204**	316	119	108	199	(35)	3
Depreciation of non-current assets		**36**	46	45	46	42	(22)	(14)
Valuation adjustments, provisions and losses		**5**	13	8	8	(2)	(62)	-
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes		**163**	257	66	54	159	(37)	3
Extraordinary income/(expenses), net		**0**	0	(13)	0	(1)	-	-
Taxes	1)	**(46)**	(52)	(15)	10	(28)	(12)	64
Net operating profit before acquisition-related costs, exceptional items and minority interests		**117**	205	38	64	130	(43)	(10)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

1) Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services key information

Based on CHF amounts		1Q2002	4Q2001	3Q2001	2Q2001	1Q2001
Cost/income ratio (operating)	1) 2) 3) 4)	**81.4%**	73.7%	91.9%	94.0%	85.5%
Average allocated capital in CHF m	5)	**1'098**	1'072	1'038	1'036	906
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments)	1) 2) 3) 4)	**18.1%**	25.0%	5.8%	5.3%	14.6%
Personnel expenses/operating income	1) 2) 3)	**48.2%**	37.5%	50.7%	55.1%	51.3%
Net new assets institutional asset management in CHF bn		**(3.9)**	1.9	(0.8)	1.2	6.8
Net new assets Private Client Services in CHF bn		**3.1**	4.7	1.7	4.5	4.9
Growth in assets under management		**(5.3%)**	16.1%	(15.4%)	5.2%	(1.5%)
Growth in discretionary institutional assets under management		**(1.3%)**	14.6%	(14.7%)	4.4%	(1.0%)
of which net new assets		**(1.1%)**	0.6%	(0.2%)	0.3%	1.9%
of which market movement and structural effects		**(0.2%)**	5.8%	(14.5%)	4.1%	(2.9%)
of which acquisitions		**-**	8.2%	-	-	-
Growth in net new assets Private Client Services		**3.2%**	5.3%	1.5%	4.5%	4.6%
		31.03.02	31.12.01	30.09.01	30.06.01	31.03.01
Assets under management in CHF bn		**606.4**	640.5	551.8	652.3	620.3
of which *institutional asset management*		**507.7**	508.8	434.4	503.4	485.4
of which Private Client Services		**96.2**	97.1	88.3	110.3	100.8
Discretionary assets under management in CHF bn		**388.2**	393.6	346.1	398.3	380.4
of which institutional asset management		**359.6**	364.2	317.8	372.4	356.7
of which mutual funds distributed		**133.7**	132.4	119.2	138.3	129.5
of which Private Client Services		**28.6**	29.4	28.3	25.9	23.7
Advisory assets in CHF bn		**216.2**	246.9	205.7	254.0	239.9

	31.03.02	31.12.01
Number of employees	**7'396**	8'208

1) Excluding acquisition interest.

2) Excluding amortization of retention payments.

3) Excluding exceptional items.

4) Excluding amortization of acquired intagible assets and goodwill.

5) New definition based on revised capital allocation methodology.

ANNEX II

Credit Suisse First Boston's first quarter 2002 results reflect the cost reduction measures implemented and an improved performance in the Investment Banking segment. Excluding the amortization of acquired intangible assets and goodwill as well as exceptional items, net operating profit stood at USD 155 million (CHF 259 million), compared with a net operating loss of USD 114 million (CHF 188 million) in the fourth quarter of 2001, corresponding to an increase of USD 269 million (CHF 447 million).

Credit Suisse First Boston reported a net loss of USD 19 million (CHF 32 million) in the first quarter of 2002, compared with a net loss of USD 939 million (CHF 1.6 billion) in the final quarter of 2001. In the first quarter of the previous year, Credit Suisse First Boston reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of USD 444 million (CHF 727 million) and a net profit of USD 272 million (CHF 445 million).

The new organizational structure as of 2002 is divided into two reporting segments: Investment Banking, which includes the Fixed Income, Equity and Investment Banking divisions; and CSFB Financial Services, which includes Credit Suisse Asset Management, Pershing and Private Client Services. Prior-period results have been restated accordingly.

In line with its strategy to exit non-core businesses, Credit Suisse First Boston announced the sale of most of its CSFB*direct* business and its brokerage service subsidiary, Autranet, Inc. at the end of 2001. These sales closed during the first quarter of 2002.

Operating income in the first quarter increased 19% compared with the previous quarter to USD 3.3 billion (CHF 5.5 billion), reflecting improvements in the Investment Banking segment. Compared with the first quarter of 2001, operating income was down 27%, with lower

Credit Suisse First Boston business unit income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**3,277**	2,757	4,505	19	(27)
Personnel expenses	**1,808**	1,124	2,583	61	(30)
Other operating expenses	**775**	1,016	885	(24)	(12)
Operating expenses	**2,583**	2,140	3,468	21	(26)
Gross operating profit	**694**	617	1,037	12	(33)
Depreciation of non-current assets	**123**	157	133	(22)	(8)
Valuation adjustments, provisions and losses [1]	**202**	477	56	(58)	261
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**369**	(17)	848	–	(56)
Extraordinary income/(expenses), net	**0**	0	(2)	–	–
Taxes [2]	**(81)**	55	(214)	–	(62)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**288**	38	632	–	(54)
Acquisition interest	**(99)**	(100)	(163)	(1)	(39)
Amortization of retention payments	**(107)**	(128)	(118)	(16)	(9)
Amortization of acquired intangible assets and goodwill	**(213)**	(222)	(210)	(4)	1
Exceptional items	**0**	(845)	0	–	–
Tax impact	**112**	319	131	(65)	(15)
Net profit before minority interests	**(19)**	(938)	272	(98)	–
Minority interests	**0**	(1)	0	–	–
Net profit	**(19)**	(939)	272	(98)	–
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill	**213**	222	210	(4)	1
Exceptional items	**0**	845	0	–	–
Tax impact	**(39)**	(242)	(38)	(84)	3
Net operating profit	**155**	(114)	444	–	(65)

See page 16 for footnotes.

Credit Suisse First Boston business unit income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**5,505**	4,781	7,389	15	(25)
Personnel expenses	**3,037**	1,969	4,235	54	(28)
Other operating expenses	**1,302**	1,747	1,451	(25)	(10)
Operating expenses	**4,339**	3,716	5,686	17	(24)
Gross operating profit	**1,166**	1,065	1,703	9	(32)
Depreciation of non-current assets	**207**	270	220	(23)	(6)
Valuation adjustments, provisions and losses [1]	**338**	810	92	(58)	267
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**621**	(15)	1,391	-	(55)
Extraordinary income/(expenses), net	**0**	0	(2)	-	-
Taxes [2]	**(137)**	90	(353)	-	(61)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**484**	75	1,036	-	(53)
Acquisition interest	**(167)**	(175)	(268)	(5)	(38)
Amortization of retention payments	**(179)**	(220)	(194)	(19)	(8)
Amortization of acquired intangible assets and goodwill	**(357)**	(379)	(345)	(6)	3
Exceptional items	**0**	(1,428)	0	-	-
Tax impact	**187**	543	216	(66)	(13)
Net profit before minority interests	**(32)**	(1,584)	445	(98)	-
Minority interests	**0**	(1)	0	-	-
Net profit	**(32)**	(1,585)	445	(98)	-
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill	**357**	379	345	(6)	3
Exceptional items	**0**	1,428	0	-	-
Tax impact	**(66)**	(410)	(63)	(84)	(5)
Net operating profit	**259**	(188)	727	-	(64)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively, and reporting these items separately in the income statement, c) deducting minority interests from operating income d) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these items separately in the income statement.

[1] The amounts in 4Q2001 and 1Q2001 include valuation adjustments taken at Group level of CHF 112 m (USD 66 m) and CHF 24 m (USD 15 m), respectively, resulting from the difference between the statistical and actual credit provisions. Starting January 1, 2002, no such adjustments will be recorded within Credit Suisse First Boston and the amount reported for 1Q2002 reflects actual credit provision. / [2] Excluding tax impact on acquisition-related costs and exceptional items.

equity and investment banking revenues reflecting the downturn in the markets during the second half of 2001 and into 2002, and lower fixed income revenues in line with a more stable, rather than a declining, interest rate environment.

In accordance with Credit Suisse First Boston's commitment to cost reduction, ➲ first quarter operating expenses were 26% below those of the comparable period in 2001. Compensation costs declined 30%, chiefly due to headcount reductions and reduced incentive compensation costs. Other operating costs decreased by 12%, reflecting declines in virtually all discretionary expenses, particularly in technology and communication, and occupancy costs. Compared with the fourth quarter 2001, compensation costs excluding bonus accruals declined by 10%; however, incentive compensation increased as a result of over-accruals in the first nine months and the classification of incentive compensation expenses paid in connection with staff reductions as an exceptional item.

Assets under management, including private equity assets held on behalf of clients, totaled USD 387.9 billion (CHF 650.9 billion) as of March 31, 2002. Net new assets in the first quarter totaled USD 1.6 billion (CHF 2.7 billion). Discretionary assets under management as of March 31, 2002, were USD 253.9 billion (CHF 426.1 billion), virtually unchanged versus December 31, 2001. Advisory assets under management as of March 31, 2002, were USD 134.0 billion (CHF 224.8 billion), a decrease of 11.6% against December 31, 2002, primarily related to the sale of CSFB*direct*.



Credit Suisse First Boston key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1) 2) 3) 4)]	**82.6%**	83.4%	79.9%
Return on average allocated capital	**(0.9%)**	(42.6%)	11.4%
Return on average allocated capital (operating) [3) 4)]	**6.9%**	(5.0%)	18.6%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax) [2) 3) 4)]	**10.1%**	(1.2%)	21.8%
Average allocated capital in CHF m [5)]	**14,913**	14,877	15,625
Pre-tax margin [3)]	**(1.5%)**	(16.5%)	7.9%
Pre-tax margin (operating) [3) 4)]	**5.0%**	(8.6%)	12.5%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2) 3) 4)]	**11.3%**	(0.3%)	18.8%
Personnel expenses/operating income [1) 2) 3)]	**55.2%**	41.2%	57.3%

	31.03.02	31.12.01
Number of employees	**25,970**	27,302

[1)] Excluding acquisition interest. / [2)] Excluding amortization of retention payments. / [3)] Excluding exceptional items. / [4)] Excluding amortization of acquired intangible assets and goodwill. / [5)] New definition based on revised capital allocation methodology, as described on page 6.

Investment Banking segment

The Investment Banking segment reported first quarter operating income of USD 2.7 billion (CHF 4.6 billion), up 27% compared with the fourth quarter and down 29% compared with the first quarter of 2001. As a result of the cost reduction measures implemented, first quarter operating expenses were down 26% to USD 2.2 bilion (CHF 3.6 billion), compared with the same period a year ago.

Fixed Income revenues increased 36% on the previous quarter to USD 1.2 billion (CHF 1.9 billion), with the most significant increase reported in the developed credit markets business. This area continued to benefit as investors looked to shift single name credit exposure to more diversified instruments. Credit Suisse First Boston currently ranks number one globally in asset-backed securitizations (13% market share). The revenues of the emerging markets group also rebounded from the prior quarter, which had been adversely impacted by losses related to Argentina. In emerging markets debt, the ranking improved from fifth to third place, with market share increasing to 14% (8% in 2001). The revenues of the leveraged and bank finance business also increased, with the top ranking maintained in high yield new issues. The global high yield new issuance industry volume rose 15% compared with the fourth quarter. The revenues of the interest rate products business, which had benefited from several rate cuts in 2001, declined in the first quarter. Compared with the first quarter 2001, one of Fixed Income's strongest quarters on record, first quarter revenues declined 28%. Credit Suisse First Boston also saw its North American fixed income research standing improve from ninth place in the first quarter of 2001 to third.

Equity business revenues increased 22% quarter-on-quarter to USD 855 million (CHF 1.4 billion), primarily as a result of the rebound in the equity derivatives business and increased new issue activity late in the first quarter. Revenues were down 35% compared with the first quarter 2001 due to reduced volatility and narrowing spreads on derivative instruments, continuing sluggish markets, reduced commission margins and reduced new issue activity.

The **Investment Banking** division's first quarter revenues increased 18% compared with the previous quarter to USD 695 million (CHF 1.2 billion). The revenue increase was largely related to a gain on the sale of a strategic investment within the private equity

Overview of Credit Suisse First Boston business unit

1Q2002

	in USD m			in CHF m		
	Investment Banking	CSFB Financial Services	Credit Suisse First Boston	Investment Banking	CSFB Financial Services	Credit Suisse First Boston
Operating income	2,741	536	**3,277**	4,604	901	**5,505**
Personnel expenses	1,550	258	**1,808**	2,603	434	**3,037**
Other operating expenses	618	157	**775**	1,039	263	**1,302**
Operating expenses	2,168	415	**2,583**	3,642	697	**4,339**
Gross operating profit	573	121	**694**	962	204	**1,166**
Depreciation of non-current assets	102	21	**123**	171	36	**207**
Valuation adjustments, provisions and losses	199	3	**202**	333	5	**338**
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	272	97	**369**	458	163	**621**
Extraordinary income/(expenses), net	0	0	**0**	0	0	**0**
Taxes [1]	(54)	(27)	**(81)**	(91)	(46)	**(137)**
Net operating profit before acquisition-related costs, exceptional items and minority interests	218	70	**288**	367	117	**484**
Acquisition interest			**(99)**			**(167)**
Amortization of retention payments			**(107)**			**(179)**
Amortization of acquired intangible assets and goodwill			**(213)**			**(357)**
Exceptional items			**0**			**0**
Tax impact			**112**			**187**
Net profit before minority interests			**(19)**			**(32)**
Minority interests			**0**			**0**
Net profit			**(19)**			**(32)**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill			**213**			**357**
Exceptional items			**0**			**0**
Tax impact			**(39)**			**(66)**
Net operating profit			**155**			**259**
Average allocated capital [2]	8,462	655	**8,894**	14,188	1,098	**14,913**

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs and exceptional items. [2] New definition based on revised capital allocation methodology, as described on page 6.

business, and was partially offset by decreased revenues generated from mergers and acquisitions and equity new issues. These businesses were adversely impacted by industry-wide volume declines of 31% and 23%, respectively. Compared with the same period in 2001, the division's first quarter 2002 revenues declined by 16%, principally due to lower M&A advisory revenue. The value of the industry's global announced M&A deals in the first quarter of 2002 decreased significantly – by more than 45% versus the same period in 2001. However, Credit Suisse First Boston has achieved a global number one ranking in terms of both US dollar value and number of transactions, and 25% market share for its announced 2002 M&A deals, versus a rank of number six for the first quarter of 2001.

The private equity business recorded net realized and unrealized gains of USD 29 million (CHF 48 million) in the first quarter, compared with net realized and unrealized losses of USD 97 million (CHF 167 million) in the fourth quarter 2001 and USD 13 million (CHF 22 million) in the first quarter 2001. The total pre-tax gain for the private equity business amounted to USD 4 million (CHF 7 million) in the first quarter versus total pre-tax losses of USD 138 million (CHF 235 million) in the fourth quarter and USD 50 million (CHF 82 million) in the first quarter 2001. The book value of all private equity investments stood at USD 2.0 billion (CHF 3.4 billion) and fair value at USD 2.2 billion (CHF 3.6 billion) as of March 31, 2002.

CSFB Financial Services

CSFB Financial Services' first quarter operating income of USD 536 million (CHF 901 million) decreased 10% compared with the fourth quarter and were down 19%



Investment Banking income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income	**1,159**	854	1,605	36	(28)
Equity	**855**	699	1,314	22	(35)
Investment Banking	**695**	589	823	18	(16)
Other	**32**	18	104	78	(69)
Operating income	**2,741**	2,160	3,846	27	(29)
Personnel expenses	**1,550**	901	2,244	72	(31)
Other operating expenses	**618**	827	685	(25)	(10)
Operating expenses	**2,168**	1,728	2,929	25	(26)
Gross operating profit	**573**	432	917	33	(38)
Depreciation of non-current assets	**102**	131	108	(22)	(6)
Valuation adjustments, provisions and losses	**199**	469	57	(58)	249
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**272**	(168)	752	-	(64)
Extraordinary income/(expenses), net	**0**	0	(1)	-	-
Taxes [1]	**(54)**	85	(198)	-	(73)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**218**	(83)	553	-	(61)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

[1] *Excluding tax impact on acquisition-related costs and exceptional items.*

compared with the first quarter 2001. Operating expenses were down 23% compared with the first quarter 2001, due to the cost reduction measures implemented as well as to the sale of CSFB*direct*.

Pershing's revenues decreased versus the same period in the prior year as reduced activity impacted trading and commission revenues; average trades per day declined 20%. Additionally, lower customer balances and the effect of tightened spreads resulting from interest rate cuts led to lower interest income; however, revenues have improved in 2002 compared to the preceding quarter.

Compared with both the first and fourth quarters of 2001, **Private Client Services'** revenues were down in the first quarter 2002, reflecting a difficult equity environment, which contributed to lower relative net new asset growth, and a 7% reduction in its sales force compared with the fourth quarter.

Due to reduced net new business, **Credit Suisse Asset Management's** first quarter revenues also declined compared with both the first quarter of 2001 and the unusually strong fourth quarter.

Investment Banking income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income	**1,947**	1,491	2,633	31	(26)
Equity	**1,437**	1,213	2,155	18	(33)
Investment Banking	**1,167**	1,017	1,350	15	(14)
Other	**53**	32	170	66	(69)
Operating income	**4,604**	3,753	6,308	23	(27)
Personnel expenses	**2,603**	1,583	3,680	64	(29)
Other operating expenses	**1,039**	1,421	1,124	(27)	(8)
Operating expenses	**3,642**	3,004	4,804	21	(24)
Gross operating profit	**962**	749	1,504	28	(36)
Depreciation of non-current assets	**171**	224	178	(24)	(4)
Valuation adjustments, provisions and losses	**333**	797	94	(58)	254
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**458**	(272)	1,232	-	(63)
Extraordinary income/(expenses), net	**0**	0	(1)	-	-
Taxes [1]	**(91)**	142	(325)	-	(72)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**367**	(130)	906	-	(59)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs and exceptional items.

Investment Banking key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1)2)3)4)]	**82.8%**	86.0%	79.0%
Average allocated capital in CHF m [5)]	**14,188**	13,936	14,834
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1)2)3)4)]	**9.9%**	(7.2%)	19.5%
Personnel expenses/operating income [1)2)3)]	**56.5%**	42.2%	58.3%

	31.03.02	31.12.01
Number of employees	**18,574**	19,094

[1)] Excluding acquisition interest. / [2)] Excluding amortization of retention payments. / [3)] Excluding exceptional items. / [4)] Excluding amortization of acquired intangible assets and goodwill. / [5)] New definition based on revised capital allocation methodology, as described on page 6.

Investment Banking balance sheet information in CHF m

	31.03.02	31.12.01
Total assets	**694,172**	648,455
Total assets in USD m	**413,714**	387,045
Due from banks	**232,567**	198,806
of which securities lending and reverse repurchase agreements	**185,813**	159,784
Due from customers	**128,750**	118,007
of which securities lending and reverse repurchase agreements	**47,735**	59,806
Mortgages	**15,798**	16,348
Securities and precious metals trading portfolios	**226,422**	204,907
Due to banks	**373,800**	344,091
of which securities borrowing and repurchase agreements	**136,794**	137,731
Due to customers, other	**120,114**	108,470
of which securities borrowing and repurchase agreements	**68,498**	62,136

CSFB Financial Services income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**49**	61	100	(20)	(51)
Net commission and service fee income	**438**	476	513	(8)	(15)
Net trading income	**31**	35	49	(11)	(37)
Other ordinary income	**18**	25	(3)	(28)	–
Operating income	**536**	597	659	(10)	(19)
Personnel expenses	**258**	223	339	16	(24)
Other operating expenses	**157**	189	200	(17)	(22)
Operating expenses	**415**	412	539	1	(23)
Gross operating profit	**121**	185	120	(35)	1
Depreciation of non-current assets	**21**	26	25	(19)	(16)
Valuation adjustments, provisions and losses	**3**	8	(1)	(63)	–
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**97**	151	96	(36)	1
Extraordinary income/(expenses), net	**0**	0	(1)	–	–
Taxes [1)]	**(27)**	(30)	(16)	(10)	69
Net operating profit before acquisition-related costs and minority interests	**70**	121	79	(42)	(11)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.
[1)] Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**82**	107	165	(23)	(50)
Net commission and service fee income	**737**	818	841	(10)	(12)
Net trading income	**52**	60	80	(13)	(35)
Other ordinary income	**30**	43	(5)	(30)	–
Operating income	**901**	1,028	1,081	(12)	(17)
Personnel expenses	**434**	386	555	12	(22)
Other operating expenses	**263**	326	327	(19)	(20)
Operating expenses	**697**	712	882	(2)	(21)
Gross operating profit	**204**	316	199	(35)	3
Depreciation of non-current assets	**36**	46	42	(22)	(14)
Valuation adjustments, provisions and losses	**5**	13	(2)	(62)	–
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**163**	257	159	(37)	3
Extraordinary income/(expenses), net	**0**	0	(1)	–	–
Taxes [1]	**(46)**	(52)	(28)	(12)	64
Net operating profit before acquisition-related costs, exceptional items and minority interests	**117**	205	130	(43)	(10)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.
[1] Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1] [2] [3] [4]	**81.4%**	73.7%	85.5%
Average allocated capital in CHF m [5]	**1,098**	1,072	906
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1] [2] [3] [4]	**18.1%**	25.0%	14.6%
Personnel expenses/operating income [1] [2] [3]	**48.2%**	37.5%	51.3%
Net new assets institutional asset management in CHF bn	**(3.9)**	1.9	6.8
Net new assets Private Client Services in CHF bn	**3.1**	4.7	4.9
Growth in assets under management	**(5.3%)**	16.1%	(1.5%)
Growth in discretionary institutional assets under management	**(1.3%)**	14.6%	(1.0%)
of which net new assets	**(1.1%)**	0.6%	1.9%
of which market movement and structural effects	**(0.2%)**	5.8%	(2.9%)
of which acquisitions	**–**	8.2%	–
Growth in net new assets Private Client Services	**3.2%**	5.3%	4.6%

	31.03.02	31.12.01
Assets under management in CHF bn	**606.4**	640.5
of which institutional asset management	**507.7**	508.8
of which Private Client Services	**96.2**	97.1
Discretionary assets under management in CHF bn	**388.2**	393.6
of which institutional asset management	**359.6**	364.2
of which mutual funds distributed	**133.7**	132.4
of which Private Client Services	**28.6**	29.4
Advisory assets in CHF bn	**218.2**	246.9
Number of employees	**7,396**	8,208

[1] Excluding acquisition interest. / [2] Excluding amortization of retention payments. / [3] Excluding exceptional items. / [4] Excluding amortization of acquired intangible assets and goodwill. / [5] New definition based on revised capital allocation methodology, as described on page 6.

SUPPLEMENT DATED
AUGUST 20, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Interim Financial Information

On August 19, 2002, we published interim financial information for the six months ended June 30, 2002, which is included in this supplement as Annex I.

On August 14, 2002, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the six months ended June 30, 2002 and for the second quarter of 2002, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex II. For further information on the interim results of operations for the CSFB business unit, including an overview of business unit results, we refer you to "Shareholders & Analysts — SEC Filings — Quarterly Reports" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects —Presentation of Former CSFB and Former CSAM Operating and Financial Reviews" in the Information Statement.

Effective January 1, 2002, Credit Suisse Group realigned its existing operations into two business units, Credit Suisse Financial Services and CSFB. The CSFB business unit consists of the Investment Banking segment, which includes the former business unit CSFB, excluding Pershing and Private Client Services, and the Financial Services segment, which includes the former business unit Credit Suisse Asset Management and the Pershing and Private Client Services businesses previously reported within the former business unit CSFB. The interim financial information presented in Annex II and available on Credit Suisse Group's website reflects this realignment.

ANNEX I

CREDIT SUISSE | FIRST BOSTON

Financial information as at and for the six months ended 30 June 2002

The financial results of CSFB Legal Entity ("the Bank") are attached, as published in the Swiss Commercial Gazette ("Schweizerisches Handelsamtsblatt") on Monday 19 August 2002.

Certain activities of Credit Suisse Group are part of the Bank but not part of the business of CSFB, and certain activities of CSFB Business Unit are not part of the Bank but are part of other Group entities. As a result, the attached results of the Bank may differ from the CSFB financial data included in the CSG Quarterly Report Q2 2002.

Bank's registered address:
Credit Suisse First Boston
Uetlibergstrasse 231
Post Office Box 900
CH-8070 Zurich

19 August 2002

Credit Suisse First Boston
Consolidated Income Statement
for the six months ended 30 June 2002

(In CHF millions)

	Unaudited 30.06.02	Unaudited 30.06.01	Change	Change in %
Results from interest business				
Interest and discount income	6 647	13 946	- 7 299	-52%
Interest and dividend income from trading portfolio	5 234	6 579	- 1 345	-20%
Interest and dividend income from financial investments	107	133	- 26	-20%
Interest expense	- 9 602	- 19 064	9 462	-50%
Net interest income	2 386	1 594	792	50%
Results from commission and service fee activities				
Commission income from lending activities	355	323	32	10%
Commission from securities and investment transactions	5 693	6 847 [1]	- 1 154	-17%
Commission from other services	659	487	172	35%
Commission expense	- 431	- 431	0	0%
Net commission and service fee income	6 276	7 226 [1]	- 950	-13%
Net trading income	1 794	5 596 [1]	- 3 802	-68%
Other ordinary income/expense				
Income from the sale of financial investments	130	309	- 179	-58%
Income from participations	67	49	18	37%
of which from participations accounted for using the equity method	*51*	*36*	*15*	*42%*
of which from other non-consolidated participations	*16*	*13*	*3*	*23%*
Real estate income	14	8	6	75%
Sundry ordinary income	217	68	149	219%
Sundry ordinary expenses	- 615	- 686	71	-10%
Net other ordinary income/expense	- 187	- 252	65	-26%
Net operating income	10 269	14 164	- 3 895	-27%
Personnel expenses	- 6 983	- 9 150	2 167	-24%
Other operating expenses	- 1 854	- 2 603	749	-29%
Total operating expenses	- 8 837	- 11 753	2 916	-25%
Gross operating profit	1 432	2 411	- 979	-41%
Depreciation and write-downs on non-current assets	- 1 113	- 1 220	107	-9%
Valuation adjustments, provisions and losses	- 835	- 357	- 478	134%
Consolidated loss/profit before extraordinary items and taxes	- 516	834	- 1 350	-162%
Extraordinary income	26	1	25	2500%
Extraordinary expenses	0	- 6	6	-100%
Taxes	6	- 85	91	-107%
Consolidated net loss/profit (including minority interests)	- 484	744	- 1 228	-165%
of which minority interests	*62*	*164*	*- 102*	*-62%*
Consolidated net loss/profit (excluding minority interests)	- 546	580	- 1 126	-194%

[1] Commission from securities and investment transactions and net trading income each reflect reclassifications of CHF 159 million to be consistent with current year presentation.

Credit Suisse First Boston
Consolidated Balance Sheet as at 30 June 2002
(in CHF millions)

	Unaudited 30.06.02	31.12.01	Change	Change in %
ASSETS				
Cash	**3 005**	1 594	1 411	89%
Money market papers	**23 413**	26 559	- 3 146	-12%
Due from banks	**200 594**	207 615	- 7 021	-3%
of which securities lending and reverse repurchase agreements	***157 530***	*166 001*	*- 8 471*	*-5%*
Due from customers	**113 246**	128 293	- 15 047	-12%
of which securities lending and reverse repurchase agreements	***46 810***	*59 806*	*- 12 996*	*-22%*
Mortgages	**13 350**	16 348	- 2 998	-18%
Securities and precious metals trading portfolio	**204 612**	205 059	- 447	0%
Financial investments	**8 292**	9 568	- 1 276	-13%
Non-consolidated participations	**816**	883	- 67	-8%
Tangible fixed assets	**4 935**	5 420	- 485	-9%
Intangible assets	**15 249**	17 699	- 2 450	-14%
Accrued income and prepaid expenses	**6 455**	9 462	- 3 007	-32%
Other assets	**55 614**	58 776	- 3 162	-5%
of which replacement value of derivatives	***50 211***	*51 160*	*- 949*	*-2%*
TOTAL ASSETS	**649 581**	687 276	- 37 695	-5%
Total subordinated claims	***1 773***	*1 967*	*- 194*	*-10%*
Total due from non-consolidated participations and qualified shareholders	***1 790***	*2 399*	*- 609*	*-25%*
LIABILITIES				
Liabilities in respect of money market papers	**24 372**	28 215	- 3 843	-14%
Due to banks	**325 069**	351 034	- 25 965	-7%
of which securities borrowing and repurchase agreements	***117 033***	*140 958*	*- 23 925*	*-17%*
Due to customers in savings and investment accounts	**1 677**	1 960	- 283	-14%
Due to customers, other deposits	**125 607**	130 527	- 4 920	-4%
of which securities borrowing and repurchase agreements	***65 301***	*62 136*	*3 165*	*5%*
Bonds and mortgage-backed bonds	**71 152**	64 129	7 023	11%
Accrued expenses and deferred income	**14 830**	21 869	- 7 039	-32%
Other liabilities	**60 300**	58 350	1 950	3%
of which replacement value of derivatives	***57 070***	*53 477*	*3 593*	*7%*
Value adjustments and provisions	**2 610**	4 227	- 1 617	-38%
Share capital	**4 400**	4 400	0	0%
Capital reserves	**13 443**	13 443	0	0%
Retained earnings	**- 2 811**	722	- 3 533	-489%
Minority interests in shareholder's equity [1]	**9 416**	10 261	- 845	-8%
Consolidated net loss	**- 484**	- 1 861	1 377	-74%
of which minority interests	***62***	*331*	*- 269*	*-81%*
***Total shareholder's equity* [1, 2]**	***23 964***	*26 965*	*- 3 001*	*-11%*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**649 581**	687 276	- 37 695	-5%
Total subordinated liabilities	***14 213***	*15 331*	*- 1 118*	*-7%*
Total liabilities due to non-consolidated participations and qualified shareholders	***2 790***	*1 797*	*993*	*55%*

[1] Minority interests include:

(a) CHF 186 million (31.12.01: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors;

(b) CHF 872 million (31.12.01: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group;

(c) CHF 1'528 million (31.12.01: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston; and

(d) CHF 6'223 million (31.12.01: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 8'625 million (31.12.01: CHF 9'637 million).

[2] Core capital includes CHF 1'046 million (31.12.01: CHF 1'094 million) of innovative Tier 1 instruments.

Credit Suisse First Boston
Consolidated Off-Balance Sheet business as at 30 June 2002

	Unaudited 30.06.02 in CHF m	31.12.01 in CHF m
Contingent liabilities	36 855	36 865
Irrevocable commitments	95 184	128 918
Confirmed credits	31	75
Fiduciary transactions	7 715	9 376

DERIVATIVE INSTRUMENTS (in CHF billions)	Unaudited 30.06.02 Notional amount	Unaudited 30.06.02 Gross positive replacement value	Unaudited 30.06.02 Gross negative replacement value	31.12.01 Notional amount	31.12.01 Gross positive replacement value	31.12.01 Gross negative replacement value
Interest rate products	10 107.0	105.5	106.8	9 151.4	97.5	98.6
Foreign exchange products	1 721.9	49.1	50.4	1 925.4	39.5	40.2
Precious metals products	20.5	0.7	1.9	29.3	1.3	1.8
Equity/index - related products	342.9	12.1	14.3	384.8	12.7	13.7
Other products	144.7	3.8	4.7	121.3	3.5	3.5
Total	12 337.0	171.2	178.1	11 612.2	154.5	157.8

ANNEX II

Credit Suisse First Boston's second quarter 2002 net operating profit, which excludes the amortization of acquired intangible assets and goodwill, was USD 229 million (CHF 371 million), up 48% on the net operating profit of USD 155 million (CHF 259 million) in the first quarter of 2002, and down 24% on the net operating profit of USD 303 million (CHF 524 million) recorded in the second quarter of 2001. Challenging market conditions, affected by weaknesses in investor confidence, persist. The cost reduction program, which began in the fourth quarter of 2001, continued on track.

Credit Suisse First Boston reported a net profit of USD 61 million (CHF 101 million) in the second quarter of 2002, compared with a net loss of USD 19 million (CHF 32 million) in the first quarter of 2002. In the second quarter of the previous year, net profit was USD 127 million (CHF 224 million).

Operating income in the second quarter increased 7% compared with the previous quarter to USD 3.5 billion (CHF 5.6 billion). Compared with the second quarter of 2001, operating income was down 17%, with lower equity revenues reflecting the downturn in the markets during the second half of 2001 and into 2002, and lower fixed income revenues in line with a more stable, rather than a declining, interest rate environment. Credit Suisse First Boston's second quarter results within the Investment Banking segment were impacted by certain discontinued operations reported in "Other".

In accordance with Credit Suisse First Boston's commitment to cost reduction, second quarter operating expenses were 19% below those of the comparable period in 2001. Personnel expenses declined 17%, chiefly due to headcount reductions and reduced incentive compensation costs. Headcount at end-June 2002 was 15% lower compared with a year earlier. Other operating costs decreased by 25% compared to the prior year, reflecting declines in virtually all discretionary expenses. Compared with the

Credit Suisse First Boston business unit income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**3,493**	3,277	4,203	7	(17)	**6,770**	8,708	(22)
Personnel expenses	**1,921**	1,808	2,314	6	(17)	**3,729**	4,897	(24)
Other operating expenses	**734**	775	980	(5)	(25)	**1,509**	1,865	(19)
Operating expenses	**2,655**	2,583	3,294	3	(19)	**5,238**	6,762	(23)
Gross operating profit	**838**	694	909	21	(8)	**1,532**	1,946	(21)
Depreciation of non-current assets	**116**	123	136	(6)	(15)	**239**	269	(11)
Valuation adjustments, provisions and losses [1]	**260**	202	177	29	47	**462**	233	98
Net operating profit before extraordinary items, acquisition-related costs and taxes	**462**	369	596	25	(22)	**831**	1,444	(42)
Extraordinary income/(expenses), net	**16**	0	0	–	–	**16**	(2)	–
Taxes [2]	**(111)**	(81)	(134)	37	(17)	**(192)**	(348)	(45)
Net operating profit before acquisition-related costs and minority interests	**367**	288	462	27	(21)	**655**	1,094	(40)
Acquisition interest	**(99)**	(99)	(120)	0	(18)	**(198)**	(283)	(30)
Amortization of retention payments	**(112)**	(107)	(121)	5	(7)	**(219)**	(239)	(8)
Amortization of acquired intangible assets and goodwill	**(206)**	(213)	(214)	(3)	(4)	**(419)**	(424)	(1)
Tax impact	**111**	112	120	(1)	(8)	**223**	251	(11)
Net profit before minority interests	**61**	(19)	127	–	(52)	**42**	399	(89)
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit	**61**	(19)	127	–	(52)	**42**	399	(89)
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**206**	213	214	(3)	(4)	**419**	424	(1)
Tax impact	**(38)**	(39)	(38)	(3)	0	**(77)**	(76)	1
Net operating profit	**229**	155	303	48	(24)	**384**	747	(49)

See page 18 for footnotes.

Credit Suisse First Boston business unit income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**5,598**	5,505	7,239	2	(23)	**11,103**	14,628	(24)
Personnel expenses	**3,078**	3,037	3,991	1	(23)	**6,115**	8,226	(26)
Other operating expenses	**1,172**	1,302	1,681	(10)	(30)	**2,474**	3,132	(21)
Operating expenses	**4,250**	4,339	5,672	(2)	(25)	**8,589**	11,358	(24)
Gross operating profit	**1,348**	1,166	1,567	16	(14)	**2,514**	3,270	(23)
Depreciation of non-current assets	**185**	207	234	(11)	(21)	**392**	454	(14)
Valuation adjustments, provisions and losses [1]	**420**	338	298	24	41	**758**	390	94
Net operating profit before extraordinary items, acquisition-related costs and taxes	**743**	621	1,035	20	(28)	**1,364**	2,426	(44)
Extraordinary income/(expenses), net	**26**	0	0	–	–	**26**	(2)	–
Taxes [2]	**(178)**	(137)	(234)	30	(24)	**(315)**	(587)	(46)
Net operating profit before acquisition-related costs and minority interests	**591**	484	801	22	(26)	**1,075**	1,837	(41)
Acquisition interest	**(158)**	(167)	(208)	(5)	(24)	**(325)**	(476)	(32)
Amortization of retention payments	**(180)**	(179)	(209)	1	(14)	**(359)**	(403)	(11)
Amortization of acquired intangible assets and goodwill	**(330)**	(357)	(364)	(8)	(9)	**(687)**	(709)	(3)
Tax impact	**178**	187	204	(5)	(13)	**365**	420	(13)
Net profit before minority interests	**101**	(32)	224	–	(55)	**69**	669	(90)
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit	**101**	(32)	224	–	(55)	**69**	669	(90)
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**330**	357	364	(8)	(9)	**687**	709	(3)
Tax impact	**(60)**	(66)	(64)	(9)	(6)	**(126)**	(127)	(1)
Net operating profit	**371**	259	524	43	(29)	**630**	1,251	(50)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on pages 4/5. 2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively, and reporting these items separately in the income statement and c) deducting minority interests from operating income.

[1] The amount in 2Q2001 includes valuation adjustments taken at Group level of CHF –24 m (USD –15 m) resulting from the difference between the statistical and the actual credit provisions (6 months 2001: CHF 0 m). As of January 1, 2002, no such adjustments are recorded within Credit Suisse First Boston and the amounts reported in 2002 reflect actual credit provision. [2] Excluding tax impact on acquisition-related costs.

first quarter of 2002, operating expenses increased by 3%, primarily due to increased incentive compensation and severance expense.

Assets under management, including private equity, totaled USD 389.1 billion (CHF 579.9 billion) as of June 30, 2002. Discretionary assets under management as of June 30, 2002, were USD 255.8 billion (CHF 381.2 billion), and advisory assets under management were USD 133.3 billion (CHF 198.7 billion), virtually unchanged versus March 31, 2002, in US dollar terms.

Investment Banking segment

The Investment Banking segment reported second quarter operating income of USD 2.9 billion (CHF 4.7 billion), up 7% compared with the first quarter of 2002 and down 18% compared with the second quarter of 2001. As a result of cost reduction measures, second quarter operating expenses were down 19% compared with the same period a year ago, to USD 2.2 billion (CHF 3.6 billion).

The year-to-date ratings trend of corporate credits continued to be negative, as downgrades significantly exceeded upgrades. As a result, credit provisions related to commercial lending increased by 18% to USD 131 million (CHF 210 million) in the second quarter of 2002 compared to the first. Non-performing counterparty exposure declined 20% to USD 1.6 billion (CHF 2.5 bilion), primarily due to loan sales. Additionally, credit provisions against discontinued real estate lending activities increased substantially in the second quarter as discussed below within discontinued operations.

Fixed Income revenues for the second quarter 2002 were relatively unchanged from the first quarter at



Credit Suisse First Boston business unit key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1] [2] [3]	**79.2%**	82.6%	81.6%	**80.9%**	80.7%
Return on average allocated capital	**2.7%**	(0.9%)	5.3%	**0.9%**	8.2%
Return on average allocated capital (operating) [3]	**9.9%**	6.9%	12.3%	**8.5%**	15.4%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax) [2] [3]	**13.1%**	10.1%	15.5%	**11.7%**	18.7%
Average allocated capital in CHF m	**14,958**	14,913	17,055	**14,769**	16,255
Pre-tax margin	**1.8%**	(1.5%)	3.5%	**0.2%**	5.7%
Pre-tax margin (operating) [3]	**7.7%**	5.0%	8.5%	**6.4%**	10.6%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1] [2] [3]	**13.7%**	11.3%	14.3%	**12.5%**	16.6%
Personnel expenses/operating income [1] [2]	**55.0%**	55.2%	55.1%	**55.1%**	56.2%

	30.06.02	31.03.02	31.12.01
Number of employees	**25,265**	25,970	27,302

[1] Excluding acquisition interest. [2] Excluding amortization of retention payments. [3] Excluding amortization of acquired intangible assets and goodwill.

USD 1.3 billion (CHF 2.0 billion). Revenues in developed credit products – such as investment grade debt and derivatives – decreased. These businesses benefited in the first quarter from transaction flow related to investor credit risk diversification. Credit Suisse First Boston currently ranks number one globally in asset-backed securitizations, with a 27% market share. Second quarter revenues for emerging markets trading increased over the first quarter; however, the ranking moved from third in the previous quarter to fourth, with a decline in market share from 14% to 11%. The revenues of the leveraged and bank finance business were relatively unchanged, with the top ranking maintained in high yield new issues. The revenues of the interest rate products business – market-making in government bonds and over-the-counter derivatives of non-emerging market governments, such as government bonds and bond options, interest rate swaps and interest rate options – also increased in the second quarter, continuing to benefit from the low interest rate environment. Compared with the second quarter 2001, when the environment was more favorable due to declining interest rates, second quarter revenues declined 13%, primarily in the developed credit products and emerging markets businesses. Credit Suisse First Boston continued to rank third in North American fixed income research.

Equity business revenues decreased 11% in the second quarter 2002 compared to the first quarter to USD 760 million (CHF 1.2 billion) and 37% compared to the second quarter of the prior year, amidst continuing primary and secondary market pressures in both the cash customer and derivatives businesses. Overall, equity and equity-linked market demand and volume have declined and margin pressures continue. In this environment, however, Credit Suisse First Boston continues to maintain or improve its market share. It maintained its number four ranking in global equity new issues as well as its second place ranking in North American and European research. Its research ranking in non-Japan Asia improved from third to second place, while its ranking for Latin America improved from seventh to first.

The **Investment Banking** division's second quarter 2002 revenues, which include private equity, increased 25% compared with the previous quarter to USD 871 million (CHF 1.4 billion). The improvement was primarily related to increased revenues generated from mergers and acquisitions and equity new issuance. Compared with the same period in 2001, the division's second

Overview of business unit Credit Suisse First Boston

2Q 2002	in USD m Investment Banking	CSFB Financial Services	Credit Suisse First Boston	in CHF m Investment Banking	CSFB Financial Services	Credit Suisse First Boston
Operating income	2,940	553	**3,493**	4,713	885	**5,598**
Personnel expenses	1,662	259	**1,921**	2,665	413	**3,078**
Other operating expenses	570	164	**734**	908	264	**1,172**
Operating expenses	2,232	423	**2,655**	3,573	677	**4,250**
Gross operating profit	708	130	**838**	1,140	208	**1,348**
Depreciation of non-current assets	93	23	**116**	149	36	**185**
Valuation adjustments, provisions and losses	252	8	**260**	406	14	**420**
Net operating profit before extraordinary items, acquisition-related costs and taxes	363	99	**462**	585	158	**743**
Extraordinary income/(expenses), net	16	0	**16**	26	0	**26**
Taxes [1]	(83)	(28)	**(111)**	(134)	(44)	**(178)**
Net operating profit before acquisition-related costs and minority interests	296	71	**367**	477	114	**591**
Acquisition interest			**(99)**			**(158)**
Amortization of retention payments			**(112)**			**(180)**
Amortization of acquired intangible assets and goodwill			**(206)**			**(330)**
Tax impact			**111**			**178**
Net profit before minority interests			**61**			**101**
Minority interests			**0**			**0**
Net profit			**61**			**101**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill			**206**			**330**
Tax impact			**(38)**			**(60)**
Net operating profit			**229**			**371**
Average allocated capital	9,089	696	**9,457**	14,382	1,098	**14,958**

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on pages 4/5. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

quarter 2002 revenues increased by 13%, principally due to the improvement in private equity operating income. Global M&A dollar volume for the industry as a whole was down 38% versus the first half of 2001, with the US down 45% and Europe and Asia down 34% and 42% for the first half of 2002, respectively. During this declining market, however, Credit Suisse First Boston has gained market position, earning a number one M&A ranking at end-June, ↻ both in terms of dollar volume and number of announced deals, for the first time since 1995. This compares with a number four ranking at mid-year and at year-end 2001.

Net private equity gains (realized gains adjusted for unrealized gains and unrealized losses) were USD 93 million (CHF 152 million) in the second quarter, compared with net gains of USD 29 million (CHF 48 million) in the first quarter 2002 and net losses of USD 47 million (CHF 80 million) in the second quarter 2001. These include gains from sales of an investment in Swiss Re in each of the first two quarters of 2002 and 2001. Management and performance fees were USD 57 million (CHF 91 million), USD 59 million (CHF 99 million) and USD 50 million (CHF 88 million) in the second and first quarters of 2002 and the second quarter of 2001, respectively. The book value of the private equity investments stood at USD 1.9 billion (CHF 2.9 billion) and fair value at USD 2.0 billion (CHF 3.0 billion) as of June 30, 2002.

Certain discontinued businesses – such as real estate and distressed assets, aggregating approximately USD 1.6 billion (CHF 2.5 billion) and USD 849 million (CHF 1.3 million), respectively – will no longer be managed at divisional level and, accordingly, the related results for the current and prior periods were moved from Fixed Income to "Other" within the Investment Banking segment. These assets will now be managed together with the already existing non-continuing real estate portfolios held for disposition and previously

Investment Banking income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Fixed Income [1]	**1,263**	1,269	1,448	0	(13)	**2,532**	3,111	(19)
Equity	**760**	855	1,215	(11)	(37)	**1,615**	2,529	(36)
Investment Banking	**871**	695	771	25	13	**1,566**	1,594	(2)
Other [1]	**46**	(78)	173	–	(73)	**(32)**	219	–
Operating income	**2,940**	2,741	3,607	7	(18)	**5,681**	7,453	(24)
Personnel expenses	**1,662**	1,550	1,986	7	(16)	**3,212**	4,230	(24)
Other operating expenses	**570**	618	775	(8)	(26)	**1,188**	1,460	(19)
Operating expenses	**2,232**	2,168	2,761	3	(19)	**4,400**	5,690	(23)
Gross operating profit	**708**	573	846	24	(16)	**1,281**	1,763	(27)
Depreciation of non-current assets	**93**	102	109	(9)	(15)	**195**	217	(10)
Valuation adjustments, provisions and losses	**252**	199	172	27	47	**451**	229	97
Net operating profit before extraordinary items, acquisition-related costs and taxes	**363**	272	565	33	(36)	**635**	1,317	(52)
Extraordinary income/(expenses), net	**16**	0	0	–	–	**16**	(1)	–
Taxes [2]	**(83)**	(54)	(140)	54	(41)	**(137)**	(338)	(59)
Net operating profit before acquisition-related costs and minority interests	**296**	218	425	36	(30)	**514**	978	(47)

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Certain discontinued businesses, such as real estate and distressed assets, are no longer managed within the Fixed Income division and have been moved to "Other". Prior-period amounts have been reclassified to conform to the current presentation. [2] Excluding tax impact on acquisition-related costs.

Investment Banking income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Fixed Income [1]	**2,021**	2,132	2,498	(5)	(19)	**4,153**	5,226	(21)
Equity	**1,211**	1,437	2,094	(16)	(42)	**2,648**	4,249	(38)
Investment Banking	**1,401**	1,167	1,328	20	5	**2,568**	2,678	(4)
Other [1]	**80**	(132)	293	–	(73)	**(52)**	368	–
Operating income	**4,713**	4,604	6,213	2	(24)	**9,317**	12,521	(26)
Personnel expenses	**2,665**	2,603	3,426	2	(22)	**5,268**	7,106	(26)
Other operating expenses	**908**	1,039	1,328	(13)	(32)	**1,947**	2,452	(21)
Operating expenses	**3,573**	3,642	4,754	(2)	(25)	**7,215**	9,558	(25)
Gross operating profit	**1,140**	962	1,459	19	(22)	**2,102**	2,963	(29)
Depreciation of non-current assets	**149**	171	188	(13)	(21)	**320**	366	(13)
Valuation adjustments, provisions and losses	**406**	333	290	22	40	**739**	384	92
Net operating profit before extraordinary items, acquisition-related costs and taxes	**585**	458	981	28	(40)	**1,043**	2,213	(53)
Extraordinary income/(expenses), net	**26**	0	0	–	–	**26**	(1)	–
Taxes [2]	**(134)**	(91)	(244)	47	(45)	**(225)**	(569)	(60)
Net operating profit before acquisition-related costs and minority interests	**477**	367	737	30	(35)	**844**	1,643	(49)

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Certain discontinued businesses, such as real estate and distressed assets, are no longer managed within the Fixed Income division and have been moved to "Other". Prior-period amounts have been reclassified to conform to the current presentation. [2] Excluding tax impact on acquisition-related costs.

Investment Banking key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1) 2)]	**79.0%**	82.8%	79.5%	**80.9%**	79.3%
Average allocated capital in CHF m	**14,382**	14,188	16,135	**14,064**	15,425
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2)]	**13.0%**	9.9%	15.8%	**11.5%**	17.7%
Personnel expenses/operating income [1)]	**56.5%**	56.5%	55.1%	**56.5%**	56.8%

	30.06.02	31.03.02	31.12.01
Number of employees	**17,990**	18,574	19,094

1) Excluding acquisition interest and amortization of retention payments. 2) Excluding amortization of acquired intangible assets and goodwill.

Investment Banking balance sheet information

in CHF m	30.06.02	31.03.02	31.12.01
Total assets	**614,824**	694,172	648,455
Total assets in USD m	**412,495**	413,714	387,045
Due from banks	**192,783**	232,567	198,806
of which securities lending and reverse repurchase agreements	**155,036**	185,813	159,784
Due from customers	**103,555**	128,750	118,007
of which securities lending and reverse repurchase agreements	**46,751**	47,735	59,806
Mortgages	**13,350**	15,798	16,348
Securities and precious metals trading portfolios	**204,949**	226,422	204,907
Due to banks	**319,466**	373,800	344,091
of which securities borrowing and repurchase agreements	**117,024**	136,794	137,731
Due to customers, other	**103,580**	120,114	108,470
of which securities borrowing and repurchase agreements	**65,215**	68,498	62,136

reported in "Other". They include real estate and related loans and distressed assets, such as debt and equity positions in companies that have gone through (or may go through) debt restructuring. In addition, Credit Suisse First Boston began to explore the sale of certain private equity investments during the second quarter of 2002, including investments in mature third-party leveraged buyout funds.

Real estate-related assets that are under contract for sale were reflected at USD 264 million (CHF 394 million) in the June 30, 2002 balance sheet. Excluding the assets under contract for sale, the full exposure – including unfunded commitments – of the non-continuing real estate portfolio is USD 2.5 billion (CHF 3.8 billion), of which USD 1.5 billion (CHF 2.3 billion) was held for sale, at June 30, 2002. This is down from a peak amount of USD 8.9 billion (CHF 14.3 billion), with USD 7.5 billion (CHF 12.0 billion) held for sale, as of January 2000.

The aggregate amount of charges related to these discontinued business and private equity investments in the second quarter is USD 211 million (CHF 339 million), of which USD 107 million (CHF 175 million) are reflected as provisions and USD 104 million (CHF 164 million) are netted against operating income. As mentioned above, a gain of USD 114 million (CHF 182 million) was realized on sales of an investment in Swiss Re in the second quarter (reflected in operating income).



CSFB Financial Services

CSFB Financial Services' second quarter operating income of USD 553 million (CHF 885 million) increased 3% compared with the first quarter of 2002 and was down 7% compared with the second quarter of 2001. Operating expenses were down 21% compared with the second quarter 2001, due to cost reduction measures as well as to the sales of CSFB*direct* and Autranet ➲ reported in the first quarter of this year.

Beginning in the second quarter of 2002, CSFB Financial Services' results were inclusive of the Swiss transaction services business.

Due to reduced business as well as the effects of the equity market downturn on assets under management, **Credit Suisse Asset Management's** second quarter revenues declined compared with both the first quarter of 2002 and the second quarter of 2001.

Pershing's revenues declined versus both the prior quarter and the same period in the prior year, as reduced activity impacted trading and commission revenues; average trades per day declined 15%. Additionally, lower customer balances and the effect of tightened spreads resulting from interest rate cuts in previous periods led to lower interest income. In a transaction that reinforces its strategic commitment to the Pershing division of the CSFB Financial Services segment, Credit Suisse First Boston announced in June an agreement to provide clearing services to the private client business of Deutsche Bank Alex. Brown, as well as the acquisition of certain assets of Deutsche Bank Securities Inc.'s clearing business for retail broker-dealers. ➲

Private Client Services' second quarter 2002 revenues were relatively unchanged compared with the first quarter of 2002, and were down compared to the second quarter of 2001, reflecting a weak equity environment.

CSFB Financial Services income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**68**	49	90	39	(24)	**117**	190	(38)
Net commission and service fee income	**447**	438	469	2	(5)	**885**	982	(10)
Net trading income	**32**	31	33	3	(3)	**63**	82	(23)
Other ordinary income	**6**	18	4	(67)	50	**24**	1	-
Operating income	**553**	536	596	3	(7)	**1,089**	1,255	(13)
Personnel expenses	**259**	258	328	0	(21)	**517**	667	(22)
Other operating expenses	**164**	157	205	4	(20)	**321**	405	(21)
Operating expenses	**423**	415	533	2	(21)	**838**	1,072	(22)
Gross operating profit	**130**	121	63	7	106	**251**	183	37
Depreciation of non-current assets	**23**	21	27	10	(15)	**44**	52	(15)
Valuation adjustments, provisions and losses	**8**	3	5	167	60	**11**	4	175
Net operating profit before extraordinary items, acquisition-related costs and taxes	**99**	97	31	2	219	**196**	127	54
Extraordinary income/(expenses), net	**0**	0	0	-	-	**0**	(1)	(100)
Taxes [1]	**(28)**	(27)	6	4	-	**(55)**	(10)	450
Net operating profit before acquisition-related costs and minority interests	**71**	70	37	1	92	**141**	116	22

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

CSFB Financial Services income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**109**	82	153	33	(29)	**191**	318	(40)
Net commission and service fee income	**715**	737	809	(3)	(12)	**1,452**	1,650	(12)
Net trading income	**52**	52	58	0	(10)	**104**	138	(25)
Other ordinary income	**9**	30	6	(70)	50	**39**	1	–
Operating income	**885**	901	1,026	(2)	(14)	**1,736**	2,107	(15)
Personnel expenses	**413**	434	565	(5)	(27)	**847**	1,120	(24)
Other operating expenses	**264**	263	353	0	(25)	**527**	680	(23)
Operating expenses	**677**	697	918	(3)	(26)	**1,374**	1,800	(24)
Gross operating profit	**208**	204	108	2	93	**412**	307	34
Depreciation of non-current assets	**36**	36	46	0	(22)	**72**	88	(18)
Valuation adjustments, provisions and losses	**14**	5	8	180	75	**19**	6	217
Net operating profit before extraordinary items, acquisition-related costs and taxes	**158**	163	54	(3)	193	**321**	213	51
Extraordinary income/(expenses), net	**0**	0	0	–	–	**0**	(1)	(100)
Taxes [1]	**(44)**	(46)	10	(4)	–	**(90)**	(18)	400
Net operating profit before acquisition-related costs and minority interests	**114**	117	64	(3)	78	**231**	194	19

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

CSFB Financial Services key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1] [2]	**80.6%**	81.4%	94.0%	**81.0%**	89.6%
Average allocated capital in CHF m	**1,098**	1,098	1,036	**1,098**	948
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1] [2]	**17.9%**	18.1%	5.3%	**18.0%**	10.1%
Personnel expenses/operating income [1]	**46.7%**	48.2%	55.1%	**47.4%**	53.2%
Net new assets institutional asset management in CHF bn	**(6.5)**	(3.9)	1.2	**(10.4)**	8.0
Net new assets Private Client Services in CHF bn	**2.2**	3.1	4.5	**5.3**	9.4
Growth in assets under management	**(10.7%)**	(5.3%)	5.2%	**(15.5%)**	3.5%
Growth in discretionary institutional assets under management	**(10.5%)**	(1.3%)	4.4%	**(11.6%)**	3.4%
of which net new assets	**(1.8%)**	(1.1%)	0.3%	**(2.9%)**	2.2%
of which market movement and structural effects	**(8.7%)**	(0.2%)	4.1%	**(8.7%)**	1.2%
of which acquisitions/(divestitures)	**–**	–	–	**–**	–
Growth in net new assets Private Client Services	**2.3%**	3.2%	4.5%	**5.5%**	8.7%

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn	**541.4**	606.4	640.5
of which institutional asset management	**457.5**	507.7	508.8
of which Private Client Services	**81.5**	96.2	97.1
Discretionary assets under management in CHF bn	**346.1**	388.2	393.6
of which institutional asset management	**321.9**	359.6	364.2
of which mutual funds distributed	**117.6**	133.7	132.4
of which Private Client Services	**24.2**	28.6	29.4
Advisory assets in CHF bn	**195.3**	218.2	246.9
Number of employees	**7,275**	7,396	8,208

[1] Excluding acquisition interest and amortization of retention payments. [2] Excluding amortization of acquired intangible assets and goodwill.

SUPPLEMENT DATED
NOVEMBER 15, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Interim Financial Information

On November 14, 2002, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the nine months ended September 30, 2002 and for the third quarter of 2002, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, including an overview of business unit results, we refer you to "Investor Relations—Annual and Quarterly Reporting —SEC Filings —Quarterly Reports" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects — Presentation of Former CSFB and Former CSAM Operating and Financial Reviews" in the Information Statement.

Senior Management Appointments

On November 7, 2002, CSFB announced that Barbara A. Yastine, formerly Chief Financial Officer of Citigroup's Global Corporate and Investment Bank, had been named CSFB's new Chief Financial Officer. She succeeds Richard E. Thornburgh, who in August 2002 was promoted to Chief Risk Officer for Credit Suisse Group. Ms. Yastine, who will report to Chief Executive Officer John J. Mack, will also serve as a member of CSFB's Operating Committee and Executive Board.

On October 30, 2002, CSFB announced that Brian D. Finn and Brady W. Dougan had been named Co-Presidents, Institutional Securities, and will oversee day-to-day management and strategy for CSFB's equity, fixed income, investment banking and private equity businesses. Mr. Finn and Mr. Dougan will report to Mr. Mack.

ANNEX I

Credit Suisse First Boston posted a third quarter 2002 net operating loss of USD 255 million (CHF 426 million), excluding the amortization of acquired intangible assets and goodwill, compared with a net operating profit of USD 229 million (CHF 371 million) in the second quarter of 2002 and a net operating loss of USD 103 million (CHF 170 million) in the third quarter of 2001. Market conditions, particularly for equity and banking-related businesses, resulted in lower revenues. The cost reduction program initiated in 2001 generated another quarter of decreased expenses: these were down USD 2.4 billion (CHF 4.8 billion) in the first nine months of 2002, compared with the same period in 2001.

For the third quarter of 2002, Credit Suisse First Boston reported a net loss of USD 425 million (CHF 679 million), compared with a net profit of USD 61 million (CHF 101 million) in the preceding quarter and a net loss of USD 281 million (CHF 472 million) in the third quarter of 2001.

Operating income in the third quarter decreased 24% from the second quarter to USD 2.6 billion (CHF 3.9 billion), reflecting declines across all divisions. The Investment Banking division, which was unfavorably impacted by reduced volumes, experienced the most significant decline, followed by the Fixed Income business within the Securities division. Third quarter 2002 operating income decreased 24% compared with the third quarter of 2001, reflecting declines in the Fixed Income business, principally due to lower revenues in the developed markets rates business.

As a result of Credit Suisse First Boston's commitment to cost reduction, third quarter 2002 operating expenses were USD 2.2 billion (CHF 3.2 billion), reflecting a 29% decline compared with the same period in 2001. Headcount at the end of September 2002 was down 16% from a year earlier. Compared with the same period in 2001, third quarter personnel expenses, including incentive compensation, and other operating expenses decreased 34% and 20%, respectively, in part due to the sale of non-core operations. Compared with the second quarter of 2002, third quarter operating expenses decreased 18%, principally due to a reduction in incentive compensation

Credit Suisse First Boston business unit income statement

in USD m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Operating income	**2,638**	3,493	3,483	(24)	(24)	**9,408**	12,191	(23)
Personnel expenses	**1,394**	1,921	2,104	(27)	(34)	**5,123**	7,001	(27)
Other operating expenses	**775**	734	971	6	(20)	**2,284**	2,836	(19)
Operating expenses	**2,169**	2,655	3,075	(18)	(29)	**7,407**	9,837	(25)
Gross operating profit	**469**	838	408	(44)	15	**2,001**	2,354	(15)
Depreciation of non-current assets	**139**	116	136	20	2	**378**	405	(7)
Valuation adjustments, provisions and losses [1]	**560**	260	202	115	177	**1,022**	435	135
Net operating profit before extraordinary items, acquisition-related costs and taxes	**(230)**	462	70	–	–	**601**	1,514	(60)
Extraordinary income/(expenses), net	**0**	16	(8)	–	–	**16**	(10)	–
Taxes [2]	**84**	(111)	(17)	–	–	**(108)**	(365)	(70)
Net operating profit before acquisition-related costs	**(146)**	367	45	–	–	**509**	1,139	(55)
Acquisition interest	**(68)**	(99)	(106)	(31)	(36)	**(266)**	(389)	(32)
Amortization of retention payments	**(100)**	(112)	(113)	(11)	(12)	**(319)**	(352)	(9)
Amortization of acquired intangible assets and goodwill	**(207)**	(206)	(216)	0	(4)	**(626)**	(640)	(2)
Tax impact	**96**	111	109	(14)	(12)	**319**	360	(11)
Net profit	**(425)**	61	(281)	–	51	**(383)**	118	–
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**207**	206	216	0	(4)	**626**	640	(2)
Tax impact	**(37)**	(38)	(38)	(3)	(3)	**(114)**	(114)	0
Net operating profit	**(255)**	229	(103)	–	148	**129**	644	(80)

See page 18 for footnotes.

Credit Suisse First Boston business unit income statement

in CHF m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Operating income	**3,856**	5,598	5,853	(31)	(34)	**14,959**	20,481	(27)
Personnel expenses	**2,031**	3,078	3,536	(34)	(43)	**8,146**	11,762	(31)
Other operating expenses	**1,157**	1,172	1,633	(1)	(29)	**3,631**	4,765	(24)
Operating expenses	**3,188**	4,250	5,169	(25)	(38)	**11,777**	16,527	(29)
Gross operating profit	**668**	1,348	684	(50)	(2)	**3,182**	3,954	(20)
Depreciation of non-current assets	**209**	185	227	13	(8)	**601**	681	(12)
Valuation adjustments, provisions and losses [1]	**867**	420	341	106	154	**1,625**	731	122
Net operating profit before extraordinary items, acquisition-related costs and taxes	**(408)**	743	116	–	–	**956**	2,542	(62)
Extraordinary income/(expenses), net	**(1)**	26	(13)	-	(92)	**25**	(15)	-
Taxes [2]	**143**	(178)	(27)	-	-	**(172)**	(614)	(72)
Net operating profit before acquisition-related costs	**(266)**	591	76	–	–	**809**	1,913	(58)
Acquisition interest	**(99)**	(158)	(177)	(37)	(44)	**(424)**	(653)	(35)
Amortization of retention payments	**(148)**	(180)	(189)	(18)	(22)	**(507)**	(592)	(14)
Amortization of acquired intangible assets and goodwill	**(308)**	(330)	(367)	(7)	(16)	**(995)**	(1,076)	(8)
Tax impact	**142**	178	185	(20)	(23)	**507**	605	(16)
Net profit	**(679)**	101	(472)	–	44	**(610)**	197	-
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**308**	330	367	(7)	(16)	**995**	1,076	(8)
Tax impact	**(55)**	(60)	(65)	(8)	(15)	**(181)**	(192)	(6)
Net operating profit	**(426)**	371	(170)	–	151	**204**	1,081	(81)

For further information on the presentation of business unit results, please refer to the 'Overview of business unit results' on page 4/5. Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately in the income statement.

[1] The amount in 3Q2001 includes valuation adjustments taken at Group level of CHF 82 m (USD 49 m), resulting from the difference between the statistical and the actual credit provisions (9 months 2001: CHF 82 m (USD 49 m)). As of 01.01.02, no such adjustments are recorded within Credit Suisse First Boston and the amounts reported in 2002 reflect actual credit provision. [2] Excluding tax impact on acquisition-related costs.

costs. In October 2002, Credit Suisse First Boston announced a further cost reduction initiative with the goal of reducing annual operating expenses by approximately USD 500 million (approximately CHF 770 million). The majority of the cost savings are expected from headcount reductions of 5% to 7%. Such reductions are intended to enable the business unit to adapt to the current market conditions. Any costs associated with the implementation of this initiative will be reflected in the fourth quarter.

Assets under management, including private equity, totaled USD 359.2 billion (CHF 535.4 billion) as of September 30, 2002, down 7.7% on a US dollar basis from June 30, 2002, due to unfavorable market performance and net asset outflows. Discretionary assets under management as of September 30, 2002, were USD 232.3 billion (CHF 346.3 billion), a 9.2% decrease from June 30, 2002, on a US dollar basis. Advisory assets under management as of September 30, 2002, were USD 126.9 billion (CHF 189.1 billion), down 4.8% on a US dollar basis from June 30, 2002.

Credit Suisse First Boston has put in place a number of measures intended to return the business to profitability in the current market environment. These measures include bringing down costs in line with market conditions; the resolution of various legacy asset portfolios to largely eliminate their impact on future earnings; further reducing the amount of guaranteed compensation going into 2003; and completing the amortization of the DLJ retention awards, which will largely terminate in June 2003. The business unit's key priority is to focus on its clients in order to preserve and grow its strong core franchise, which is evidenced by its primary and secondary market shares in all its core lines of business.



Credit Suisse First Boston business unit key information

based on CHF amounts	3Q2002	2Q2002	3Q2001	9 months 2002	9 months 2001
Cost/income ratio (operating) [1)2)3)]	**88.1%**	79.2%	92.2%	**82.7%**	84.0%
Return on average allocated capital	**(18.8%)**	2.7%	(11.5%)	**(5.5%)**	1.6%
Return on average allocated capital (operating) [3)]	**(11.8%)**	9.9%	(4.1%)	**1.9%**	9.0%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax) [2)3)]	**(9.2%)**	13.1%	(1.1%)	**4.8%**	12.2%
Average allocated capital in CHF m	**14,437**	14,958	16,440	**14,675**	16,032
Pre-tax margin	**(25.0%)**	1.8%	(10.8%)	**(6.3%)**	1.0%
Pre-tax margin (operating) [3)]	**(17.0%)**	7.7%	(4.5%)	**0.3%**	6.3%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1)2)3)]	**(10.6%)**	13.7%	1.8%	**6.6%**	12.3%
Personnel expenses/operating income [1)2)]	**52.7%**	55.0%	60.4%	**54.5%**	57.4%

	30.09.02	30.06.02	31.12.01
Number of employees	**24,961**	25,265	27,302

[1)] Excluding acquisition interest. [2)] Excluding amortization of retention payments. [3)] Excluding amortization of acquired intangible assets and goodwill.

Investment Banking segment

The Investment Banking segment reported third quarter operating income of USD 2.1 billion (CHF 3.1 billion), down 27% compared with the second quarter of 2002, reflecting declines in all divisions, and down 27% compared with the third quarter of 2001. As a result of cost reduction measures, third quarter operating expenses of USD 1.8 billion (CHF 2.6 billion) were down 33% compared with the third quarter of 2001 and down 21% compared with the previous quarter.

The trend in corporate credits remained unfavorable. Third quarter credit provisions of USD 403 million (CHF 630 million) related to commercial lending. Credit provisions of USD 49 million (CHF 72 million), which related to non-continuing real estate lending activity, declined significantly compared with the second quarter of 2002. Compared with the previous quarter, non-performing counterparty exposure increased USD 507 million (CHF 756 million) to USD 2.2 billion (CHF 3.2 billion), with two counterparties accounting for USD 456 million (CHF 680 million) of this quarter-on-quarter increase. Impaired assets increased USD 462 million (CHF 689 million) to USD 3.3 billion (CHF 4.9 billion). Separately, the third quarter of 2002 includes a USD 54 million (CHF 86 million) provision related to excess office facilities.

Fixed Income operating income for the third quarter of 2002 was down 13% compared with the second quarter, to USD 1.1 billion (CHF 1.6 billion). The decline was primarily attributable to the developed credit products business, which experienced a decrease in corporate bond prices with widening credit spreads and reduced liquidity, resulting in a significant decline in principal trading results. Despite the decline, Credit Suisse First Boston was ranked number one globally in asset-backed securitizations, with a 12% market share for the first nine months of the year. Operating income from the leveraged and bank finance business also declined due to decreased new issuances and deteriorating markets; however, Credit Suisse First Boston continued to rank number one in high-yield new issuances, with a market share of 17% for the first nine months of the year. Operating income from the emerging markets business increased compared with the prior quarter, primarily benefiting from the division's operations in Brazil, although net exposure there was reduced. Credit Suisse First Boston improved its North American fixed income research position and was ranked second. Compared

Overview of business unit Credit Suisse First Boston

3Q2002

	in USD m			in CHF m		
	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**
Operating income	2,137	501	**2,638**	3,114	742	**3,856**
Personnel expenses	1,140	254	**1,394**	1,652	379	**2,031**
Other operating expenses	613	162	**775**	916	241	**1,157**
Operating expenses	1,753	416	**2,169**	2,568	620	**3,188**
Gross operating profit	384	85	**469**	546	122	**668**
Depreciation of non-current assets	116	23	**139**	175	34	**209**
Valuation adjustments, provisions and losses	549	11	**560**	850	17	**867**
Net operating profit before extraordinary items, acquisition-related costs and taxes	(281)	51	**(230)**	(479)	71	**(408)**
Extraordinary income/(expenses), net	0	0	**0**	(1)	0	**(1)**
Taxes [1]	98	(14)	**84**	163	(20)	**143**
Net operating profit before acquisition-related costs	(183)	37	**(146)**	(317)	51	**(266)**
Acquisition interest			**(68)**			**(99)**
Amortization of retention payments			**(100)**			**(148)**
Amortization of acquired intangible assets and goodwill			**(207)**			**(308)**
Tax impact			**96**			**142**
Net profit			**(425)**			**(679)**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill			**207**			**308**
Tax impact			**(37)**			**(55)**
Net operating profit			**(255)**			**(426)**
Average allocated capital	9,329	660	9,685	13,906	984	14,437

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4/5. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately in the income statement.

[1] Excluding tax impact on acquisition-related costs.

with the same period a year ago, third quarter 2002 operating income was down 34%, most significantly in the interest rate products business. This business includes government bonds, mortgage bond options and non-emerging markets interest rate derivatives, and operated in a more favorable environment of rate reductions during the third quarter of 2001.

Equity operating income decreased 6% compared with the second quarter of 2002, to USD 718 million (CHF 1.1 billion). The decline was primarily related to reduced volumes in US new issuance and cash customer businesses. The US equity market remained challenging, as evidenced by the double-digit negative percentage declines posted by the S&P 500 and the NASDAQ Composite in the third quarter. Despite the difficult environment, Credit Suisse First Boston maintained or improved its market shares and rankings. It ranked fourth in global equity new issues and second in European and non-Japan Asia research, as well as first in Latin America research. The decline in third quarter operating income was partially offset by an increase in the derivatives business, particularly in index arbitrage. Compared with the third quarter of 2001, Equity operating income increased 8% in the third quarter of 2002, with the Latin America business significantly improved.

The **Investment Banking** division's third quarter 2002 operating income, which includes private equity, decreased 44% compared with the preceding quarter to USD 485 million (CHF 693 million). The decrease was spread broadly across most business lines within the division; however, fees from merger and acquisition activity (M&A) and equity new issuances were affected most significantly. Over the past year, the value of worldwide merger transactions fell 36%. Third quarter 2002 underwriting fees for the industry were down 45%

Investment Banking income statement

in USD m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Fixed Income [1]	**1,103**	1,263	1,661	(13)	(34)	**3,635**	4,772	(24)
Equity	**718**	760	666	(6)	8	**2,333**	3,195	(27)
Investment Banking	**485**	871	596	(44)	(19)	**2,051**	2,190	(6)
Other [1]	**(169)**	46	19	–	–	**(201)**	238	–
Operating income	**2,137**	2,940	2,942	(27)	(27)	**7,818**	10,395	(25)
Personnel expenses	**1,140**	1,662	1,830	(31)	(38)	**4,352**	6,060	(28)
Other operating expenses	**613**	570	775	8	(21)	**1,801**	2,235	(19)
Operating expenses	**1,753**	2,232	2,605	(21)	(33)	**6,153**	8,295	(26)
Gross operating profit	**384**	708	337	(46)	14	**1,665**	2,100	(21)
Depreciation of non-current assets	**116**	93	109	25	6	**311**	326	(5)
Valuation adjustments, provisions and losses	**549**	252	198	118	177	**1,000**	427	134
Net operating profit before extraordinary items, acquisition-related costs and taxes	**(281)**	363	30	–	–	**354**	1,347	(74)
Extraordinary income/(expenses), net	**0**	16	0	–	–	**16**	(1)	–
Taxes	**98**	(83)	(7)	–	–	**(39)**	(345)	(89)
Net operating profit before acquisition-related costs	**(183)**	296	23	–	–	**331**	1,001	(67)

See footnotes below.

Investment Banking income statement

in CHF m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Fixed Income [1]	**1,627**	2,021	2,791	(19)	(42)	**5,780**	8,017	(28)
Equity	**1,062**	1,211	1,119	(12)	(5)	**3,710**	5,368	(31)
Investment Banking	**693**	1,401	1,002	(51)	(31)	**3,261**	3,680	(11)
Other [1]	**(268)**	80	31	–	–	**(320)**	399	–
Operating income	**3,114**	4,713	4,943	(34)	(37)	**12,431**	17,464	(29)
Personnel expenses	**1,652**	2,665	3,075	(38)	(46)	**6,920**	10,181	(32)
Other operating expenses	**916**	908	1,303	1	(30)	**2,863**	3,755	(24)
Operating expenses	**2,568**	3,573	4,378	(28)	(41)	**9,783**	13,936	(30)
Gross operating profit	**546**	1,140	565	(52)	(3)	**2,648**	3,528	(25)
Depreciation of non-current assets	**175**	149	182	17	(4)	**495**	548	(10)
Valuation adjustments, provisions and losses	**850**	406	333	109	155	**1,589**	717	122
Net operating profit before extraordinary items, acquisition-related costs and taxes	**(479)**	585	50	–	–	**564**	2,263	(75)
Extraordinary income/(expenses), net	**(1)**	26	0	–	–	**25**	(1)	–
Taxes	**163**	(134)	(12)	–	–	**(62)**	(581)	(89)
Net operating profit before acquisition-related costs	**(317)**	477	38	–	–	**527**	1,681	(69)

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately at the business unit level only.

[1] Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

Investment Banking key information

based on CHF amounts	3Q2002	2Q2002	3Q2001	9 months 2002	9 months 2001
Cost/income ratio (operating) [1) 2)]	**88.1%**	79.0%	92.3%	**82.7%**	82.9%
Average allocated capital in CHF m	**13,906**	14,382	15,527	**14,047**	15,180
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2)]	**(15.4%)**	13.0%	1.0%	**4.7%**	13.0%
Personnel expenses/operating income [1)]	**53.1%**	56.5%	62.2%	**55.7%**	58.3%

	30.09.02	30.06.02	31.12.01
Number of employees	**17,728**	17,990	19,094

[1)] *Excluding acquisition interest and amortization of retention payments.* [2)] *Excluding amortization of acquired intangible assets and goodwill.*

Investment Banking balance sheet information

in CHF m	30.09.02	30.06.02	31.12.01
Total assets	**621,578**	614,824	648,455
Total assets in USD m	**416,970**	412,495	387,045
Due from banks	**200,921**	192,783	198,806
of which securities lending and reverse repurchase agreements	**155,968**	155,036	159,784
Due from customers	**122,368**	103,555	118,007
of which securities lending and reverse repurchase agreements	**62,105**	46,751	59,806
Mortgages	**16,498**	13,350	16,348
Securities and precious metals trading portfolios	**171,957**	204,949	204,907
Due to banks	**292,418**	319,466	344,091
of which securities borrowing and repurchase agreements	**106,551**	117,024	137,731
Due to customers, other	**119,100**	103,580	108,470
of which securities borrowing and repurchase agreements	**77,435**	65,215	62,136

from the previous quarter, and global underwriting volume fell nearly 25% from the second quarter. In total, all US issuers filed only seven IPOs during the quarter, the lowest number since 1980. Investment Banking's operating income from private equity also decreased, principally due to larger write-downs recorded in the third quarter compared with the second quarter.

For the third quarter of 2002, operating income decreased 19% compared with the same period in 2001 as a result of reduced M&A fee income, partially offset by better private equity results. For the first nine months of 2002, Credit Suisse First Boston was ranked second in global M&A in terms of dollar volume of announced transactions, compared with a ranking of third in 2001 and first at mid-2002.

Private equity net gains (realized gains adjusted for unrealized gains and unrealized losses) were USD 12 million (CHF 14 million) in the third quarter, compared with net gains of USD 93 million (CHF 152 million) in the second quarter of 2002 and net losses of USD 99 million (CHF 167 million) in the third quarter of 2001. These amounts include gains from the sale of an investment in Swiss Re of USD 114 million (CHF 182 million) in the second quarter and USD 96 million (CHF 141 million) in the third quarter of 2002. The remaining stake in Swiss Re was sold in the fourth quarter of 2002. Management and performance fees were USD 56 million (CHF 83 million) in the third quarter, USD 57 million (CHF 91 million) in the previous quarter and USD 77 million (CHF 130 million) in the third quarter of 2001. The book value of the private equity investments was USD 1.9 billion (CHF 2.8 billion) and fair value was USD 2.0 billion (CHF 2.9 billion) as of September 30, 2002. As announced earlier in the year, Credit Suisse First Boston is exploring the sale of certain private equity investments, including investments in mature third-party leveraged buyout funds. The aggregate amount of losses reported against operating income for these private equity investments, which are included above, totaled USD 70 million (CHF 107 million) for the third quarter and USD 152 million (CHF 242 million) for the first nine months of 2002.

An operating loss of USD 169 million (CHF 268 million) for the third quarter was reported in "Other" within the Investment Banking segment, compared with gains in the second quarter of 2002 and third quarter of 2001, due to losses generated from the non-continuing real estate and distressed asset portfolios. Real estate-related assets that are under contract for sale were reflected at USD 483 million (CHF 719 million) in the September 30, 2002, balance sheet. Excluding the assets under contract for sale, the net



exposure – including unfunded commitments – of the non-continuing real estate portfolio was USD 1.6 billion (CHF 2.4 billion) as of September 30, 2002. This is down from USD 2.2 billion (CHF 3.3 billion) as of June 30, 2002. As of September 30, 2002, the amount of impaired assets in the non-continuing real estate portfolio totaled USD 833 million (CHF 1.2 billion) after write-downs and provisions, compared with USD 1.0 billion (CHF 1.5 billion) as of June 30, 2002. As of September 30, 2002, the carrying amount of distressed portfolio assets totaled USD 626 million (CHF 934 million) compared with USD 849 million (CHF 1.3 billion) as of June 30, 2002 and USD 1.3 billion (CHF 2.1 billion) as of September 30, 2001. The aggregate amount of charges related to these non-continuing businesses in the first nine months totaled USD 648 million (CHF 1.0 billion), of which USD 486 million (CHF 773 million) were netted against operating income and USD 162 million (CHF 258 million) were included in provisions.

CSFB Financial Services

CSFB Financial Services reported operating income of USD 501 million (CHF 742 million) for the third quarter of 2002, reflecting a decrease of 9% compared with the second quarter of 2002 and of 7% compared with the third quarter of 2001. Client assets totaled CHF 1,000.3 billion at the end of the third quarter, down 6.7% from the second quarter and 17.6% since the beginning of the year. The lower levels were the result of the continuing negative economic and financial market conditions, as well as a net outflow of assets mainly due to performance issues, primarily from a single fixed income product. Operating expenses were down 11% compared with the third quarter of 2001 due to cost reduction measures and the sales of CSFB*direct* and Autranet ➲ reported earlier this year.

Third quarter 2002 operating income for **Credit Suisse Asset Management** declined from the second quarter as a result of the difficult markets and lower fees associated with the net outflow of assets, particularly in the US. Discretionary institutional assets fell CHF 29.9 billion, or 9.3%, during the third quarter and CHF 72.2 billion, or 19.8%, in the first nine months of the year. The decline in assets under management was attributable to market declines, foreign exchange movements and to a performance-related net asset outflow of CHF 12.2 billion in the third quarter. Third quarter 2002 operating income decreased compared with the third quarter of 2001, mainly reflecting declining assets, again primarily in the US. This decrease was partially offset by the operating income of the former Sun Life of Canada UK asset management business acquired in December 2001, ➲ and the impact of the weaker US dollar on Swiss franc-denominated operating income.

Pershing's third quarter operating income was comparable to that of the second quarter of 2002 and the third quarter of 2001. Pershing client assets totaled CHF 500.1 billion as of September 30, 2002. These periods all reflected low transaction volumes which adversely impacted trading and commission income. Trades per day averaged 121,000 for the third quarter, compared with 126,000 per day for the second quarter and 135,000 per day for the third quarter of 2001. This level is comparable to the second and third quarters of 1998. Interest continued to decline as debit balances averaged USD 4.4 billion for the third quarter, compared with USD 5.0 billion for the second quarter and USD 6.1 billion for the third quarter of 2001.

Private Client Services' third quarter 2002 operating income was lower compared with the second quarter, reflecting the weak equity markets environment – including the decline in new issuance activity and customer trading – and reduced customer margin balances. The equity market environment also negatively impacted third quarter 2002 operating income as compared with the third quarter in 2001. Private Client Services' net new assets amounted to CHF 5.3 billion for the first nine months of the year, with no change during the third quarter.

CSFB Financial Services income statement

in USD m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Net interest income	**56**	68	67	(18)	(16)	**173**	257	(33)
Net commission and service fee income	**406**	447	435	(9)	(7)	**1,291**	1,417	(9)
Net trading income	**26**	32	33	(19)	(21)	**89**	115	(23)
Other ordinary income	**13**	6	6	117	117	**37**	7	429
Operating income	**501**	553	541	(9)	(7)	**1,590**	1,796	(11)
Personnel expenses	**254**	259	274	(2)	(7)	**771**	941	(18)
Other operating expenses	**162**	164	196	(1)	(17)	**483**	601	(20)
Operating expenses	**416**	423	470	(2)	(11)	**1,254**	1,542	(19)
Gross operating profit	**85**	130	71	(35)	20	**336**	254	32
Depreciation of non-current assets	**23**	23	27	0	(15)	**67**	79	(15)
Valuation adjustments, provisions and losses	**11**	8	4	38	175	**22**	8	175
Net operating profit before extraordinary items, acquisition-related costs and taxes	**51**	99	40	(48)	28	**247**	167	48
Extraordinary income/(expenses), net	**0**	0	(8)	-	-	**0**	(9)	-
Taxes	**(14)**	(28)	(10)	(50)	40	**(69)**	(20)	245
Net operating profit before acquisition-related costs	**37**	71	22	(48)	68	**178**	138	29

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses and b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs are reported separately at the business unit level only.

CSFB Financial Services income statement

in CHF m	3Q2002	2Q2002	3Q2001	Change in % from 2Q2002	Change in % from 3Q2001	9 months 2002	9 months 2001	Change in % from 2001
Net interest income	**84**	109	113	(23)	(26)	**275**	431	(36)
Net commission and service fee income	**600**	715	731	(16)	(18)	**2,052**	2,381	(14)
Net trading income	**38**	52	56	(27)	(32)	**142**	194	(27)
Other ordinary income	**20**	9	10	122	100	**59**	11	436
Operating income	**742**	885	910	(16)	(18)	**2,528**	3,017	(16)
Personnel expenses	**379**	413	461	(8)	(18)	**1,226**	1,581	(22)
Other operating expenses	**241**	264	330	(9)	(27)	**768**	1,010	(24)
Operating expenses	**620**	677	791	(8)	(22)	**1,994**	2,591	(23)
Gross operating profit	**122**	208	119	(41)	3	**534**	426	25
Depreciation of non-current assets	**34**	36	45	(6)	(24)	**106**	133	(20)
Valuation adjustments, provisions and losses	**17**	14	8	21	113	**36**	14	157
Net operating profit before extraordinary items, acquisition-related costs and taxes	**71**	158	66	(55)	8	**392**	279	41
Extraordinary income/(expenses), net	**0**	0	(13)	–	–	**0**	(14)	–
Taxes	**(20)**	(44)	(15)	(55)	33	**(110)**	(33)	233
Net operating profit before acquisition-related costs	**51**	114	38	(55)	34	**282**	232	22

Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses and b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs are reported separately at the business unit level only.

CSFB Financial Services key information

based on CHF amounts	3Q2002	2Q2002	3Q2001	9 months 2002	9 months 2001
Cost/income ratio (operating) [1][2]	**88.1%**	80.6%	91.9%	**83.1%**	90.3%
Average allocated capital in CHF m	**984**	1,098	1,038	**1,041**	972
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1][2]	**9.6%**	17.9%	5.8%	**15.5%**	8.8%
Personnel expenses/operating income [1]	**51.1%**	46.7%	50.7%	**48.5%**	52.4%
Net new assets institutional asset management in CHF bn	**(12.2)**	(6.5)	(0.8)	**(22.6)**	7.2
Net new assets Private Client Services in CHF bn	**–**	2.2	1.7	**5.3**	11.1
Growth in assets under management	**(7.6%)**	(10.7%)	(15.4%)	**(21.9%)**	(12.4%)
Growth in discretionary institutional assets under management	**(9.3%)**	(10.5%)	(14.7%)	**(19.8%)**	(11.7%)
of which net new assets	**(3.8%)**	(1.8%)	(0.2%)	**(6.2%)**	2.0%
of which market movement and structural effects	**(5.5%)**	(8.7%)	(14.5%)	**(13.6%)**	(13.7%)
of which acquisitions/(divestitures)	**–**	–	–	**–**	–
Growth in net new assets Private Client Services	**–**	2.3%	1.5%	**5.5%**	10.3%

	30.09.02	30.06.02	31.12.01
Assets under management in CHF bn	**500.2**	541.4	640.5
of which institutional asset management	**423.8**	457.5	508.8
of which Private Client Services	**74.1**	81.5	97.1
Discretionary assets under management in CHF bn	**313.8**	346.1	393.6
of which institutional asset management	**292.0**	321.9	364.2
of which mutual funds distributed	**108.4**	117.6	132.4
of which Private Client Services	**21.7**	24.2	29.4
Advisory assets under management in CHF bn	**186.4**	195.3	246.9
Number of employees	**7,233**	7,275	8,208

[1] Excluding acquisition interest and amortization of retention payments. [2] Excluding amortization of acquired intangible assets and goodwill.

SUPPLEMENT DATED
NOVEMBER 27, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Recent Developments

On November 26, 2002, Standard & Poor's Ratings Services (S&P) lowered the Bank's long-term debt rating from AA- to A+ and its short-term debt rating from A-1+ to A-1. S&P also lowered Credit Suisse First Boston (USA), Inc.'s long-term debt rating from AA- to A+ and its short-term debt rating from A-1+ to A-1 and lowered Credit Suisse Group's long-term debt rating to A from A+ and affirmed its A-1 short-term debt rating. S&P revised the outlook, an indication of longer-term trends, of the Bank, Credit Suisse Group and Credit Suisse First Boston (USA), Inc. to stable.

On November 25, 2002, CSFB issued the attached press release relating to its holdings of securities issued by affiliates of National Century Financial Enterprises, Inc.

PRESS RELEASE

FOR IMMEDIATE RELEASE

CSFB Statement on Holdings of NCFE Securities

New York, November 25, 2002 -

CSFB, together with other holders of notes issued by affiliates of National Century Financial Enterprises, Inc. ("NCFE"), suffered losses as a result of what appears to be massive fraud at NCFE. It is increasingly apparent that NCFE and its officers deliberately misled CSFB and other investors. CSFB intends to the situation as information develops related to NCFE, its officers and directors, and others, and will vigorously pursue those responsible for these losses.

CSFB currently holds for its own account notes issued by affiliates of NCFE in the principal amount of approximately US$258 million. The Firm also acted as placement agent for many of the notes issued by affiliates of NCFE. Following the Monday, November 18, 2002, bankruptcy filing by NCFE and based on the information available at this time, the Firm has decided to write down its NCFE holdings to approximately US$44 million, or to 17% of the principal amount. The Firm continues to monitor the situation closely and, if appropriate, will make adjustments as more complete information becomes available.

###

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and retail online brokerage services. CSFB operates in over 89 locations across more than 37 countries on 6 continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company.

Press Contacts:

Cristina von Bargen	CSFB - New York	Tel: (212) 325-2808
Pen Pendleton	CSFB - New York	Tel: (212) 325-2590

**SUPPLEMENT DATED
OCTOBER 8, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002**

On October 2, 2002, Credit Suisse Group released information on expected third quarter results, including those of the Credit Suisse First Boston business unit, or CSFB. Credit Suisse Group stated that CSFB will report an operating loss in the third quarter, mainly as a result of lower revenues and further provisioning, reflecting the current environment.

On October 2, 2002, Standard & Poor's Ratings Services placed on credit watch with negative implications the Bank's AA- long-term debt rating and A-1+ short-term debt rating, Credit Suisse First Boston (USA), Inc.'s AA- long-term debt rating and A-1+ short-term debt rating and Credit Suisse Group's A+ long-term debt rating. Credit Suisse Group's A-1 short-term debt rating remains unchanged.

On October 2, 2002, Fitch Ratings changed the ratings outlook for the Bank's AA- long-term debt rating and the AA- long-term debt ratings of Credit Suisse Group and Credit Suisse First Boston (USA), Inc. to negative from stable.

On September 19, 2002, Credit Suisse Group issued the attached press release regarding changes in senior management.

Zurich, September 19, 2002 - Credit Suisse Group announced today that the Board of Directors has elected Walter B. Kielholz its new Chairman, effective January 1, 2003. Lukas Mühlemann has decided to step down as Chairman and Member of the Board of Directors and as Chief Executive Officer at the end of 2002. Mr. Kielholz is currently Chief Executive Officer of Swiss Re and Vice-Chairman of Credit Suisse Group's Board of Directors.

The Group also announced that Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services, and John J. Mack, Chief Executive Officer of Credit Suisse First Boston, will additionally become Co-Chief Executive Officers of the Group as of the beginning of 2003. At the same time, Hans-Ulrich Doerig, Vice-Chairman of Credit Suisse Group's Executive Board, will assume responsibility for the Group's Corporate Center.

Lukas Mühlemann said: "The decision to step down as both Chairman and CEO by the end of this year has not been an easy one for me to make. I care deeply about Credit Suisse Group and the people who work here. By taking this step, I hope to better position Credit Suisse Group for future success by removing any questions surrounding my leadership of the company."

Walter Kielholz said: "The Board of Directors is grateful to Lukas Mühlemann for his decisive role in reshaping Credit Suisse Group, particularly in establishing a strong presence in the areas of asset management and investment banking. I have great respect for his achievements, and I also respect his decision to step down at the end of the year. The Board joins all his many friends at Credit Suisse Group in wishing him the best for the future."

Mr. Kielholz continued: "Credit Suisse Group has a solid foundation of sound business fundamentals and a strong global platform on which to build for the future. My immediate priority will be to address the challenges created by the difficult market environment facing the entire financial services industry, so that we can move forward to realize the company's full potential."

Mr. Kielholz added: "I look forward to working closely with John Mack and Ossi Grübel. The Group is fortunate to have such widely respected industry leaders. Together, we intend to leverage Credit Suisse Group's strength to serve the best interests of all our stakeholders, including employees, clients and shareholders."

In the course of its regular strategic review, the Board of Directors also has reaffirmed Credit Suisse Group's current strategy and its structure, comprised of the business units Credit Suisse Financial Services, focusing on the banking and insurance business, and Credit Suisse First Boston, the Group's investment banking and institutional asset management arm.

**SUPPLEMENT DATED
DECEMBER 19, 2002
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002**

Recent Developments

On December 19, 2002, CSFB issued the attached press release announcing an agreement with the U.K. Financial Services Authority relating to the activities of Credit Suisse Financial Products (now Credit Suisse First Boston International or CSFBi, CSFB's derivatives business subsidiary) in Japan from 1995 to 1998.

CREDIT SUISSE | FIRST BOSTON

Corporate Communications

CREDIT SUISSE FIRST BOSTON
One Cabot Square
London E14 4QJ

PRESS RELEASE

For immediate release

CSFB Reaches Agreement with the UK's Financial Services Authority

Relating to CSFP's activities in Japan in 1995-1998

London, December 19, 2002 - Credit Suisse First Boston has reached an agreement with the UK's Financial Services Authority (FSA) resolving the FSA's investigation into Credit Suisse Financial Product's activities in Japan from 1995-1998. The FSA found that Credit Suisse Financial Products violated certain UK regulatory rules. CSFB has accepted these findings and agreed to pay a fine.

As CSFB has previously acknowledged, certain former employees failed to act in an open and cooperative manner towards the Japanese authorities. The actions of these former employees were an aberration and contrary to the high standards expected of them by the Firm. The individuals concerned are no longer with the Firm.

As the FSA acknowledged in its statement today, the extensive organizational, personnel and structural changes implemented by CSFB's new management have significantly improved the Firm's controls and compliance culture. CSFB takes its regulatory responsibilities very seriously and will not tolerate improper behaviour by its employees in their dealings with the Firm's regulators.

Gary Lynch, Vice Chairman and General Counsel of CSFB, said, "We are pleased to resolve this matter and put it behind us. During the past eighteen months, CSFB has focused on establishing a strong control-oriented franchise with a compliance program that reflects the best practices in the industry. We are working to build a Firm-wide culture that demands the highest ethical and professional standards of all of our employees."

Credit Suisse Group, which has been operating in Japan for more than twenty years, remains committed to the Japanese market.

###

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

Press Contact:	Gavin Sullivan	CSFB – London	Office:	44 20 7888-8911
	Tom Grimmer	CSFB – Hong Kong	Office:	852-2101-6140

SUPPLEMENT DATED
JANUARY 3, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Recent Developments

On December 20, 2002, CSFB reached an agreement in principle with the United States Securities and Exchange Commission, the National Association of Securities Dealers, the New York State Attorney General's Office, the Office of the Secretary of the Commonwealth of Massachusetts and the North American Securities Administrators Association to resolve their investigations of CSFB relating to research analyst independence and the allocation of shares in initial public offerings to corporate executives and directors. Pursuant to the agreement in principle, CSFB agrees, among other things (i) to pay $150 million, of which $75 million is a civil penalty and $75 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $50 million spread over five years to provide third-party research to clients and (iv) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

SUPPLEMENT DATED
JANUARY 9, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

Recent Developments

On January 8, 2003, CSFB announced that it has entered into a definitive agreement to sell its Pershing unit to The Bank of New York Company, Inc. for US$2 billion in cash, together with the repayment of a US$480 million subordinated loan, as well as an additional contingent payment of up to US$50 million based on future performance. The transaction is expected to close in the first half of this year, subject to regulatory approvals and other conditions.

As a result of the sale, the regulatory capital positions of Credit Suisse First Boston and Credit Suisse Group will be enhanced. The sale will result in the elimination of approximately US$500 million in goodwill and US$900 million in acquired intangibles. Risk-weighted assets will be reduced by approximately US$1.8 billion, including the acquired intangibles. The sale will generate a modest pre-tax loss and an after-tax loss on the sale of approximately US$250 million.

SUPPLEMENT DATED
JANUARY 22, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 17, 2002

On January 21, 2003, Credit Suisse Group issued the attached press release on expected fourth quarter and full year 2002 results, including those of the Credit Suisse First Boston business unit, or CSFB.

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41 1 333 8844
Fax +41 1 333 8877

PRESS RELEASE

Credit Suisse Group comments on fourth quarter and full year 2002 preliminary results

Zurich, January 21, 2003 - **Credit Suisse Group has decided to take a charge of USD 450 million (CHF 702 million) for certain litigation against CSFB in addition to a charge of USD 150 million (CHF 234 million) for the previously announced agreement in principle with US regulators. It will book a previously announced after-tax loss of USD 250 million (CHF 390 million) on Pershing's sale in fourth quarter 2002. The Group expects a net loss of approximately CHF 1.0 billion for the fourth quarter and a net loss of approximately CHF 3.4 billion for the full year 2002. Capital ratios are expected to be in line with those at the end of the third quarter. Winterthur returns to profitability in the fourth quarter 2002.**

Credit Suisse Group today announced that it has decided to take a pre-tax charge in the fourth quarter of 2002 of USD 450 million (CHF 702 million), or USD 293 million (CHF 456 million) after tax, for Credit Suisse First Boston's private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. This is in addition to the pre-tax charge of USD 150 million (CHF 234 million), or USD 124 million (CHF 193 million) after tax, for the previously announced agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to executive officers.

The Group also said that the previously announced after-tax loss of USD 250 million (CHF 390 million) connected with the sale of Credit Suisse First Boston's Pershing unit to The Bank of New York will be booked in the fourth quarter of 2002. Pershing will be sold for USD 2 billion (approximately CHF 2.8 billion) in cash, together with the repayment of a USD 480 million (CHF 667 million) subordinated loan and an additional contingent payment of up to USD 50 million (CHF 70 million) based on future performance, and the sale is expected to close in the first half of 2003.

Based on preliminary results, Credit Suisse Group expects to report a net loss for the fourth quarter of 2002 of approximately CHF 1.0 billion and a net loss of approximately CHF 3.4 billion for the full year of 2002.

In addition to the charges for the regulatory agreement and litigation and the after-tax loss in connection with the sale of Pershing, the Group's fourth quarter 2002 net loss of approximately CHF 1.0 billion will include a restructuring charge of approximately CHF 72 million associated with the previously announced realignment of the onshore financial services activities in Europe; an expense of approximately USD 200 million (CHF 314 million), or USD 145 million (CHF 226 million) after tax, in connection with the previously announced USD 500 million (CHF 780 million) cost reduction program at Credit Suisse First Boston; and a cumulative positive effect from prior years of approximately CHF 520 million for the Group from the previously announced change in accounting policy to allow for capitalization of deferred tax assets with respect to net operating losses.

Credit Suisse Group said that capital ratios at year-end are expected to be in line with those at the end of the third quarter of 2002.

Co-Chief Executive Officer John J. Mack said: "While we expect challenging market conditions to continue throughout 2003, we are working to restore the Group to profitability. We remain focused on building our core businesses, which continue to hold key market leadership positions. At the same time, we are pursuing a range of aggressive measures across the Group to continue

adapting our cost structure to this tough business environment, having already eliminated USD 3 billion (approximately CHF 4.7 billion) in costs at Credit Suisse First Boston since fall 2001. Further, the recent settlement in principle with the US regulators allows us to put this matter behind us."

Co-Chief Executive Officer Oswald J. Grübel stated: "I am pleased that all of Credit Suisse Financial Services' businesses were profitable in the fourth quarter, especially Winterthur. Our entire management team across the Group is working to accelerate significant improvements in bottom-line performance."

Credit Suisse Financial Services

Business unit Credit Suisse Financial Services expects to report a net profit of approximately CHF 650 million for the fourth quarter of 2002 and a net loss of approximately CHF 220 million for the full year of 2002. The Private Banking segment is expected to post slightly higher fourth quarter results compared to the previous quarter. The Corporate and Retail Banking segment is expected to report lower fourth quarter results, compared with the third quarter, due to lower commission income and higher project costs. Both the Life & Pensions segment and the non-life Insurance segment are expected to return to profitability in the fourth quarter of 2002, posting better than expected investment results.

Credit Suisse First Boston

Business unit Credit Suisse First Boston expects to report a net loss of approximately USD 790 million (CHF 1.2 billion) for the fourth quarter of 2002 and a net loss of approximately USD 1.2 billion (CHF 1.8 billion) for the full year of 2002. The fourth quarter net loss reflects the charges for the regulatory agreement and litigation, the after-tax loss in connection with the sale of Pershing, and the charge in connection with the cost reduction program, as discussed above, all totalling approximately USD 810 million (CHF 1.3 billion) after tax. Excluding these items as well as excluding the amortization of acquired intangible assets and goodwill totalling approximately USD 172 million (CHF 254 million) after tax, and excluding the cumulative positive effect from prior years of the accounting change for income taxes of approximately USD 163 million (CHF 254 million), Credit Suisse First Boston would expect to have a small net operating profit for the fourth quarter and for the full year 2002. Fourth quarter revenues and expenses are expected to be below third quarter levels. Credit provisions for impaired loans also declined in the fourth quarter, compared to the third quarter of 2002.

The legal reserve charge relating to private litigation represents management's current estimate after consultation with counsel of the probable aggregate costs associated with such matters. Credit Suisse First Boston believes that it has substantial defenses in these private litigation matters, which are at an early stage. Given that it is difficult to predict the outcome of these matters, where claimants seek large or indeterminate damages or where the cases present novel theories or involve a large number of parties, Credit Suisse First Boston cannot state with confidence what the timing or eventual outcome will actually be. The legal reserve may be subject to revision in the future.

Detailed fourth quarter and full year 2002 results will be announced on February 25, 2003.

Enquiries:

Credit Suisse Group Media Relations	Telephone	+41 1 333 8844
Credit Suisse Group Investor Relations	Telephone	+41 1 333 4570

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional,

corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans,.objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.